Registration No. 811-7516

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]

         Pre-Effective Amendment No. ___                                   [ ]

         Post-Effective Amendment No.  9                                   [X]

                                and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [X]

         Amendment No. 11                                                  [X]
          (Check appropriate box or boxes)

                          FIFTH THIRD/MAXUS LAUREATE FUND
                      (formerly named "Maxus Laureate Fund")
               (Exact Name of Registrant as Specified in Charter)


                             1404 East Ninth Street
                              Cleveland, Ohio 44114
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, Including Area Code (216) 274-5385


                                RICHARD A. BARONE
                             1404 East Ninth Street
                              Cleveland, Ohio 44114
                     (Name and Address of Agent for Service)

                                    Copy to:

                             MICHAEL J. MEANEY, ESQ.
                  McDonald, Hopkins, Burke & Haber Co., L.P.A.
                              2100 Bank One Center
                             600 Superior Avenue, E.
                              Cleveland, Ohio 44114

It is proposed that this filing will become effective (check appropriate box):

[ ]    immediately upon filing pursuant to paragraph (b) of Rule 485.

[X]    on April 30, 2001 pursuant to paragraph (b) of Rule 485.

[ ]    60 days after filing pursuant to paragraph (a) of Rule 485.

[ ]    on (date) pursuant to paragraph (a) of Rule 485.

                          FIFTH THIRD/MAXUS LAUREATA FUND

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement consists of the following papers and documents:
     o    Cover Page
     o    Contents of Registration Statement
     o    Introduction
     o    Supplement to the April 30, 2000 Prospectus of Maxus Mutual Funds
     o    Statement of Additional Information of Fifth Third/Maxus Equity Fund
     o    Part C - Other Information and Signature Page
     o    Exhibits



                                  Introduction

This amendment, filed pursuant to 485(b) under the Securities Act of 1933, is filed in order to update the disclosure about the financial information of Fifth Third/Maxus Laureate Fund, formerly named "Maxus Laureate Fund" (the "Fund"). This amendment incorporates by reference the Fund's Prospectus dated April 30, 2000.


                          FIFTH THIRD/MAXUS INCOME FUND
                          FIFTH THIRD/MAXUS EQUITY FUND
                         FIFTH THIRD/MAXUS LAUREATE FUND
                      FIFTH THIRD/MAXUS OHIO HEARTLAND FUND
                     FIFTH THIRD/MAXUS AGGRESSIVE VALUE FUND

                       Supplement dated April 30, 2001 to
                         Prospectus dated April 30, 2000


1. The Funds have changed their names to: Fifth Third/Maxus Income Fund, Fifth Third/Maxus Equity Fund, Fifth Third/Maxus Laureate Fund, Fifth Third/Maxus Aggressive Value Fund and Fifth Third/Maxus Ohio Heartland Fund.

2. The name of the Funds' investment advisor has been changed to Fifth Third Asset Management Inc. Its new address is 1404 East Ninth Street, Cleveland, Ohio 44114.

3. The section of the "Maxus Income Fund Risk/Return Summary" headed "Bar Chart and Performance Table" is amended to read as follows:


Bar Chart and Performance Table - Fifth Third/Maxus Income Fund

The bar chart and table shown below provide an indication of the risks of investing in Fifth Third/Maxus Income Fund by showing changes in the Fund's performance from year to year over a 10-year period and by showing how the Fund's average annual returns for one, five, and ten years compare to those of a broad-based securities market index. How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future.

                          Fifth Third/Maxus Income Fund
                                 Investor Shares

                                   [Bar Chart]

   1991         1992       1993        1994        1995       1996        1997        1998       1999        2000
   19.3%        7.9%       8.7%       -4.5%       16.4%       9.2%       11.5%        3.5%       -5.7%      16.0%


         During the 10-year period shown in the bar chart, the highest return for a quarter was 7.79% (quarter ending March 31, 1991) and the lowest return for a quarter was -4.56% (quarter ending December 31, 1999).


  Average Annual Total Returns (for the      Past       Past       Past
    periods ending December 31, 2000)      One Year   5 Years    10 Years
      Fifth Third/Maxus Income Fund          16.0%      6.6%       7.9%
        Ryan Labs Treasury Index*            13.5%      5.7%       7.4%


* The Ryan Labs Treasury Index is an equal weighted index of all Treasuries having maturities longer than one year.

4. The section of the "Maxus Equity Fund Risk/Return Summary" headed "Bar Chart and Performance Table" is amended to read as follows:

Bar Chart and Performance Table - Fifth Third/Maxus Equity Fund

         The bar chart and table shown below provide an indication of the risks of investing in Maxus Equity Fund by showing changes in the Fund's performance from year to year over a 10-year period and by showing how the Fund's average annual returns for one, five and ten year periods compare to those of a broad-based securities market index. How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future.

                          Fifth Third/Maxus Equity Fund
                                 Investor Shares

                                   [Bar Chart]

   1991         1992       1993        1994        1995       1996        1997        1998       1999        2000
   36.4%       13.6%       24.5%       0.6%       22.4%       19.1%      28.2%       -8.7%       12.9%      23.3%

         During the 10-year period shown in the bar chart, the highest return for a quarter was 27.03% (quarter ending March 31, 1991) and the lowest return for a quarter was -21.06% (quarter ending September 30, 1998).


  Average Annual Total Returns (for the       Past       Past       Past
    periods ending December 31, 2000.)      One Year   5 Years    10 Years
      Fifth Third/Maxus Equity Fund           23.3%      14.2%      16.5%
      Lipper Multicap Value Index*             9.6%      13.7%      14.9%


* The Lipper Multicap Value Index is an equal weighted index of mutual funds that invest in undervalued securities within multiple capitalization ranges.

5. The section of the "Maxus Laureate Fund Risk/Return Summary" headed "Bar Chart and Performance Table" is amended to read as follows:

Bar Chart and Performance Table - Fifth Third/Maxus Laureate Fund

         The bar chart and table shown below provide an indication of the risks of investing in Fifth Third/Maxus Laureate Fund by showing changes in the Fund's performance from year to year over the life of the Fund and by showing how the Fund's average annual returns for one and five year periods and the life of the Fund compare to those of a broad-based securities market index. How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future.

                         Fifth Third/Maxus Laureate Fund
                                 Investor Shares

                                   [Bar Chart]

      1994             1995             1996            1997             1998             1999            2000
     -3.4%             14.4%           21.0%            5.5%             35.1%           50.7%           -12.4%

         During the 7-year period shown in the bar chart, the highest return for a quarter was 27.46% (quarter ending December 31, 1999) and the lowest return for a quarter was -13.79% (quarter ending December 31, 2001).

Average Annual Total Returns (for the periods ending           Past                 Past                Since
                   December 31, 2000)                        One Year             5 years             Inception
           Fifth Third/Maxus Laureate Fund                    -12.4%               17.9%                14.0%
  Morgan Stanley Capital International World Index*           -13.2%               12.1%                12.2%


* The Morgan Stanley Capital International World Index is a total return market capitalization weighted index of the equity markets of 23 developed countries.

6. The section of the "Maxus Ohio Heartland Fund Risk/Return Summary" headed "Bar Chart and Performance Table" is amended to read as follows:

Bar Chart and Performance Table - Fifth Third/Maxus Ohio Heartland Fund

         The bar chart and table shown below provide an indication of the risks of investing in Fifth Third/Maxus Ohio Heartland Fund by showing changes in the Fund's performance over the life of the Fund and by showing how the Fund's average annual returns for one year and the life of the Fund compare to those of a broad-based securities market index. How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future.

                      Fifth Third/Maxus Ohio Heartland Fund
                                 Investor Shares

                                   [Bar Chart]

                             1999               2000
                            -11.0%              1.4%

         During the two year period shown in the bar chart, the highest return for a quarter was 15.69% (quarter ending June 30, 1999) and the lowest return for a quarter was -12.12% (quarter ending September 30, 1999).


Average Annual Total Returns (for the periods        Past          Since
          ending December 31, 2000)                One Year      Inception
     Fifth Third/Maxus Ohio Heartland Fund           1.4%          -10.9%
              Russell 2000 Index*                   -1.1%            3.6%


* The Russell 2000 Index is a market capitalization weighted index which measures the performance of the 2000 smallest companies in the Russell 3000 Index.

7. The section of the "Maxus Aggressive Value Fund Risk/Return Summary" headed "Bar Chart and Performance Table" is amended to read as follows:

Bar Chart and Performance Table - Fifth Third/Maxus Aggressive Value Fund

         The bar chart and table shown below provide an indication of the risks of investing in Fifth Third/Maxus Aggressive Value Fund by showing changes in the Fund's performance over the life of the Fund and by showing how the Fund's average annual returns for one year and the life of the Fund compare to those of a broad-based securities market index. How the Fund has performed in the past is not necessarily an indication of how the Fund will perform in the future.

                     Fifth Third/Maxus Aggressive Value Fund
                                 Investor Shares

                                   [Bar Chart]

                             1999               2000
                             21.3%              -1.4%

         During the two year period shown in the bar chart, the highest return for a quarter was 21.19% (quarter ending June 30, 1999) and the lowest return for a quarter was -8.82% (quarter ending September 30, 1999).


Average Annual Total Returns (for the periods        Past          Since
          ending December 31, 1999)                One Year      Inception
    Fifth Third/Maxus Aggressive Value Fund         -1.4%           4.9%
         Lipper Small Cap Value Index*              16.8%           1.9%


* The Lipper Small Cap Value Index is an equal weighted index of mutual funds that invest 75% or more of their assets in companies with a market capitalization less than 250% of the S&P Small Cap 600 Index median capitalization.

8. The section "Fees and Expenses of the Funds" is amended to read as follows:

                         FEES AND EXPENSES OF THE FUNDS

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund. Annual Fund Operating Expenses (expenses that are deducted from Fund).

                    Fifth Third/Maxus   Fifth Third/Maxus   Fifth Third/Maxus   Fifth Third/Maxus   Fifth Third/Maxus
                       Income Fund        Equity Fund         Laureate Fund      Ohio Heartland      Aggressive Value
                                                                                      Fund                 Fund
                    -------- --------- --------- --------- --------- --------- -------- --------- --------- ---------
                    Investor Instituti Investor  Instituti Investor  Instituti Investor Instituti Investor  Instituti
                    Class    onal      Class     onal      Class     onal      Class    onal      Class     onal
                             Class               Class               Class              Class               Class
Management Fees
                    1.00%    1.00%     1.00%     1.00%     1.00%     1.00%     1.00%    1.00%     1.00%     1.00%
Distribution
and/or Service
(12b-1) Fees        0.50%    0.00%     0.50%     0.00%     0.50%     0.00%     0.50%    0.00%     0.50%     0.00%

Other Expenses      0.35%    0.35%     0.33%     0.33%     0.44%     0.44%     1.98%    1.98%     0.40%     0.40%

Total Annual Fund   1.85%    1.35%     1.83%     1.33%     1.94%     1.44%     3.48%    2.98%     1.90%     1.40%

*Expenses shown do not include expenses of the underlying funds in which Fifth Third/Maxus Laureate Fund invests.

A shareholder who requests that the proceeds of a redemption be sent by wire transfer will be charged for the cost of such wire, which is $10.00 as of the date of this Prospectus (subject to change without notice).

Examples: These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Examples assume that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Investor Shares                            1 year   3 years   5 years   10 years
                                           ------   -------   -------   --------
Fifth Third/Maxus Income Fund               $188     $582      $1001      $2169
Fifth Third/Maxus Equity Fund               $186     $576      $990       $2148
Fifth Third/Maxus Laureate Fund             $197     $609      $1047      $2264
Fifth Third/Maxus Ohio Heartland Fund       $351     $1068     $1807      $3756
Fifth Third/Maxus Aggressive Value Fund     $193     $597      $1026      $2222

Institutional Shares

Fifth Third/Maxus Income Fund               $137     $427      $739       $1624
Fifth Third/Maxus Equity Fund               $135     $421      $729       $1601
Fifth Third/Maxus Laureate Fund             $147     $456      $787       $1724
Fifth Third/Maxus Ohio Heartland Fund       $301     $921      $1567      $3299
Fifth Third/Maxus Aggressive Value Fund     $143     $443      $766       $1680

9. The section of "How To Purchase Shares" headed "Initial Purchase" is amended to read as follows:

Initial Purchase

         The initial purchase may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and, along with a check for the initial investment payable to Fifth Third/Maxus Income Fund, Fifth Third/Maxus Equity Fund, Fifth Third/Maxus Laureate Fund, Fifth Third/Maxus Ohio Heartland Fund or Fifth Third/Maxus Aggressive Value Fund, mailed to: Mutual Shareholder Services, 8869 Brecksville Road, Brecksville, Ohio 44141.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: Fifth Third Bank, ABA #042000314, F/F/C Account No. 73096840. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, Mutual Shareholder Services, at (440) 922-0066. The investor's bank may charge a fee for the wire transfer of funds.

10. The section "General Information" is amended to read as follows:

                               GENERAL INFORMATION

         Fifth Third/Maxus Laureate Fund is not available to residents of the State of Montana.

         Shares of each Fund are offered exclusively by the Fund's Distributor, BISYS Fund Services Limited Partnership, 3435 Stelzer Road, Columbus, Ohio 45263.

         Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, an affiliate of the Advisor, is the custodian for each Fund's securities and cash. Mutual Shareholder Services, 8869 Brecksville Road, Brecksville, Ohio 44141, is each Fund's Transfer, Redemption and Dividend Distributing Agent.

         McCurdy & Associates C.P.A.'s, Inc., 27955 Clemens Road, Westlake, Ohio 44145, have been appointed as independent accountants for the Funds.

11. The following information replaces the tables in the Section entitled "Maxus Income Fund Financial Highlights."

               FIFTH THIRD/MAXUS INCOME FUND FINANCIAL HIGHLIGHTS

         The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by McCurdy & Associates C.P.A.'s, Inc., whose report, along with the Fund's financial statements, are included in the SAI, which is available upon request.

Financial Highlights
Maxus Income Fund                                               Investor Shares

Selected data for a share of capital stock outstanding throughout the period indicated

                                              01/01/00     01/01/99     01/01/98     01/01/97     01/01/96
                                                 to           to           to           to           to
                                              12/31/00     12/31/99     12/30/98     12/31/97     12/31/96
Net Asset Value -
     Beginning of Period                          9.22        10.61        11.31        10.78        10.54
Net Investment Income                             0.73         0.86        0.72          0.67         0.70
Net Gains or Losses on Securities
     (realized and unrealized)                    0.70        (1.43)       (0.33)        0.53         0.24
Total from Investment Operations                  1.43        (0.57)       0.39          1.20         0.94
Distributions
     Net investment income                       (0.70)       (0.82)       (0.72)       (0.67)       (0.70)
     Capital gains                                   -            -        (0.37)           -            -
          Total Distributions                    (0.70)       (0.82)       (1.09)       (0.67)       (0.70)
Net Asset Value -
     End of Period                               $9.95        $9.22       $10.61       $11.31       $10.78

Total Return                                     16.01%      (5.72)%        3.49%       11.47%        9.20%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)         32,351       24,023       39,650       38,620       35,728
Ratio of expenses to average net assets           1.85%        1.91%        1.87%        1.91%        1.92%
Ratio of net income to average net assets         7.53%        7.87%        6.52%        6.08%        6.50%
Portfolio turnover rate                             48%          51%          59%          70%          78%



                                                            Institutional Shares

                                            01/01/00     01/01/99     02/01/98**
                                               to           to           to
                                            12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                        9.23        10.62        11.31
Net Investment Income                           0.78         0.87         0.33
Net Gains or Losses on Securities
     (realized and unrealized)                  0.70        (1.43)       (0.50)
Total from Investment Operations                1.48        (0.56)       (0.17)
Distributions
     Net investment income                     (0.75)       (0.83)       (0.33)
     Capital gains                                 -            -        (0.19)
          Total Distributions                  (0.75)       (0.83)       (0.52)
Net Asset Value -
     End of Period                             $9.96        $9.23       $10.62

Total Return                                   16.52%       (5.61)%       3.54%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)        3,349        2,540          426
Ratio of expenses to average net assets         1.35%        1.41%        1.37%*
Ratio of net income to average net assets       8.03%        8.37%        7.02%*
Portfolio turnover rate                           48%          51%          59%*

*annualized
**commencement of operations

12. The following information replaces the tables in the Section entitled "Maxus Equity Fund Financial Highlights."

                          FIFTH THIRD/MAXUS EQUITY FUND
                              FINANCIAL HIGHLIGHTS

         The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by McCurdy & Associates C.P.A.'s, Inc., whose report, along with the Fund's financial statements, are included in the SAI, which is available upon request.

Financial Highlights
Maxus Equity Fund                                                Investor Shares
Selected data for a share of capital stock outstanding
  throughout the period indicated

                                              01/01/00     01/01/99     01/01/98     01/01/97     01/01/96
                                                 to           to           to           to           to
                                              12/31/00     12/31/99     12/31/98     12/31/97     12/31/96
Net Asset Value -
     Beginning of Period                      $  17.49        15.92        18.23        16.00        14.57
Net Investment Income                             0.18         0.19         0.20         0.15         0.27
Net Gains or Losses on Securities
     (realized and unrealized)                    3.89         1.86        (1.80)        4.33         2.50
Total from Investment Operations                  4.07         2.05        (1.60)        4.48         2.77
Distributions
     Net investment income                       (0.17)       (0.23)       (0.20)       (0.15)       (0.27)
     Capital gains                               (2.72)       (0.25)       (0.51)       (2.10)       (1.07)
     Return of capital                           (0.06)          -            -            -            -
          Total Distributions                    (2.95)       (0.48)       (0.71)       (2.25)       (1.34)
Net Asset Value -
     End of Period                            $  18.61     $  17.49     $  15.92     $  18.23     $  16.00

Total Return                                     23.29%       12.93%       (8.74)%      28.16%       19.13%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)         49,260       39,885       53,279       55,637       38,765
Ratio of expenses to average net assets           1.83%        1.83%        1.80%        1.87%        1.90%
Ratio of net income to average net assets         0.91%        1.12%        1.15%        1.80%        1.71%
Portfolio turnover rate                            121%          78%         118%          89%         111%

                                                            Institutional Shares

                                           01/01/00     01/01/99     02/01/98**
                                              to           to           to
                                           12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                   $  17.52        15.92        15.92
Net Investment Income                          0.28         0.25           -
Net Gains or Losses on Securities
     (realized and unrealized)                 3.88         1.86           -
Total from Investment Operations               4.16         2.11           -
Distributions
     Net investment income                    (0.24)       (0.26)          -
     Capital gains                            (2.72)       (0.25)          -
     Return of capital                        (0.08)          -            -
          Total Distributions                 (3.04)       (0.51)          -
Net Asset Value -
     End of Period                         $  18.64     $  17.52     $  15.92

Total Return                                  23.78%       13.26%        0.00%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)         949          546            0
Ratio of expenses to average net assets        1.33%        1.33%        1.30%*
Ratio of net income to average net assets      1.41%        1.62%        1.65%*
Portfolio turnover rate                         121%          78%         118%*

*annualized
**commencement of operations

13. The following information replaces the tables in the Section entitled "Maxus Laureate Fund Financial Highlights."

                         FIFTH THIRD/MAXUS LAUREATE FUND
                              FINANCIAL HIGHLIGHTS

         The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by McCurdy & Associates C.P.A.'s, Inc., whose report, along with the Fund's financial statements, are included in the SAI, which is available upon request.

Financial Highlights
Maxus Laureate Fund                                              Investor Shares

Selected data for a share of capital stock outstanding throughout the period indicated

                                           01/01/00     01/01/99     01/01/98     01/01/97     01/01/96
                                              to           to           to           to           to
                                           12/31/00     12/31/99     12/31/98     12/31/97     12/31/96
Net Asset Value -
     Beginning of Period                      19.19        13.29        10.38        10.82         9.82
Net Investment Income/Loss                    (0.21)       (0.07)       (0.12)        0.52        (0.08)
Net Gains or Losses on Securities
     (realized and unrealized)                (1.94)        6.78         3.76         0.07         2.14
Total from Investment Operations              (2.15)        6.71         3.64         0.59         2.06
Distributions
     Net investment income                        -            -            -        (0.52)           -
     Capital gains                            (2.95)       (0.81)       (0.73)       (0.51)       (1.06)
          Total Distributions                 (2.95)       (0.81)       (0.73)       (1.03)       (1.06)
Net Asset Value -
     End of Period                         $  14.09     $  19.19     $  13.29     $  10.38     $  10.82

Total Return                                 (12.38)%      50.58%       35.14%        5.49%       21.03%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)      37,087       32,324        8,059        3,395        3,156
Ratio of expenses to average net assets        1.94%        1.92%        2.63%        2.49%        3.92%
Ratio of net income to average net assets     (1.13)%      (0.49)%      (1.10)%       4.19%       (0.73)%
Portfolio turnover rate                        1204%        1172%        2792%        1511%        1267%

                                                            Institutional Shares

                                           01/01/00     01/01/99     02/01/98**
                                              to           to           to
                                           12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                      19.30        13.30        10.38
Net Investment Income/Loss                    (0.12)        0.03        (0.11)
Net Gains or Losses on Securities
     (realized and unrealized)                (2.00)        6.78         3.76
Total from Investment Operations              (2.12)        6.81         3.65
Distributions
     Net investment income                        -            -            -
     Capital gains                            (2.95)       (0.81)       (0.73)
     Return of capital                            -            -            -
          Total Distributions                 (2.95)       (0.81)       (0.73)
Net Asset Value -
     End of Period                         $  14.23     $  19.30     $  13.30

Total Return                                 (12.16)%      51.29%       35.24%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)       1,232        1,230            9
Ratio of expenses to average net assets        1.44%        1.42%        2.13%*
Ratio of net income to average net assets     (0.63)%       0.01%       (0.6)%*
Portfolio turnover rate                        1204%        1172%        2792%*

*annualized
**commencement of operations
14. The following information replaces the tables in the Section entitled "Maxus Ohio Heartland Fund Financial Highlights."

                      FIFTH THIRD/MAXUS OHIO HEARTLAND FUND
                              FINANCIAL HIGHLIGHTS

         The financial highlights table is intended to help you understand the Fund's financial performance for the period of the Fund's operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by McCurdy & Associates C.P.A.'s, Inc., whose report, along with the Fund's financial statements, are included in the SAI, which is available upon request.

Financial Highlights
Ohio Heartland Fund                                              Investor Shares
Selected data for a share of capital stock outstanding throughout the period indicated

                                         01/01/00      01/01/99      02/01/98**
                                            to            to            to
                                         12/31/00      12/31/99      12/31/98
Net Asset Value -
     Beginning of Period                     7.26          8.16         10.00
Net Investment Income/Loss                  (0.09)        (0.07)        (0.05)
Net Gains or Losses on Securities
     (realized and unrealized)               0.19         (0.83)        (1.79)
Total from Investment Operations             0.10         (0.90)        (1.84)
Distributions
     Net investment income                     -             -             -
     Capital gains                          (0.08)           -             -
          Total Distributions               (0.08)           -             -
Net Asset Value -
     End of Period                         $ 7.28        $ 7.26        $ 8.16

Total Return                                 1.38%       (11.03)%      (18.40)%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)     1,076         1,057         1,234
Ratio of expenses to average net assets      3.48%         2.88%         3.24%*
Ratio of net income to average net assets   (1.26)%       (0.94)%       (0.88)%*
Portfolio turnover rate                        22%           33%            7%*

                                                            Institutional Shares

                                         01/01/00      01/01/99      02/01/98**
                                            to            to            to
                                         12/31/00      12/31/99      12/31/98
Net Asset Value -
     Beginning of Period                     7.31          8.18         10.00
Net Investment Income/Loss                  (0.06)        (0.04)        (0.03)
Net Gains or Losses on Securities
     (realized and unrealized)               0.18         (0.83)        (1.79)
Total from Investment Operations             0.12         (0.87)         1.82
Distributions
     Net investment income                     -             -             -
     Capital gains                          (0.08)           -             -
          Total Distributions               (0.08)           -             -
Net Asset Value -
     End of Period                         $ 7.35        $ 7.31        $ 8.18

Total Return                                 1.65%       (10.64)%      (18.20)%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)       385           834           753
Ratio of expenses to average net assets      2.98%         2.38%         2.74%*
Ratio of net income to average net assets    (.76)%       (0.44)%       (0.38)%*
Portfolio turnover rate                        22%           33%            7%*

*annualized
**commencement of operations
15. The following information replaces the tables in the Section entitled "Maxus Aggressive Value Fund Financial Highlights."

                     FIFTH THIRD/MAXUS AGGRESSIVE VALUE FUND
                              FINANCIAL HIGHLIGHTS

         The financial highlights table is intended to help you understand the Fund's financial performance for the period of the Fund's operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by McCurdy & Associates C.P.A.'s, Inc., whose report, along with the Fund's financial statements, are included in the SAI, which is available upon request.

Financial Highlights
Aggressive Value Fund                                   Investor Shares
Selected data for a share of capital stock outstanding throughout the period indicated

                                           01/01/00     01/01/99     02/01/98**
                                              to           to           to
                                           12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                       5.58         4.80         5.00
Net Investment Income/Loss                     0.03        (0.06)       (0.07)
Net Gains or Losses on Securities
     (realized and unrealized)                (0.11)        1.08        (0.09)
Total from Investment Operations              (0.08)        1.02        (0.16)
Distributions
     Net investment income                    (0.03)          -            -
     Capital gains                            (0.59)       (0.24)       (0.04)
          Total Distributions                 (0.62)       (0.24)       (0.04)
Net Asset Value -
     End of Period                           $ 4.88       $ 5.58       $ 4.80

Total Return                                  (1.38)%      21.19%       (3.27)%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)      15,424        9,128        3,159
Ratio of expenses to average net assets        1.90%        2.10%        2.69%*
Ratio of net income to average net assets      0.53%       (0.82)%      (1.33)%*
Portfolio turnover rate                         116%          96%         109%*

                                                            Institutional Shares

                                           01/01/00     01/01/99     02/01/98**
                                              to           to           to
                                           12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                       5.62         4.82         5.00
Net Investment Income/Loss                     0.06        (0.04)       (0.05)
Net Gains or Losses on Securities
     (realized and unrealized)                (0.13)        1.08        (0.09)
Total from Investment Operations              (0.07)        1.04        (0.14)
Distributions
     Net investment income                    (0.05)           -            -
     Capital gains                            (0.59)       (0.24)       (0.04)
          Total Distributions                 (0.64)       (0.24)       (0.04)
Net Asset Value -
     End of Period                           $ 4.91       $ 5.62       $ 4.82

Total Return                                  (1.21)%      21.60%       (2.87)%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)       6,743        3,283        1,156
Ratio of expenses to average net assets        1.40%        1.60%        2.19%*
Ratio of net income to average net assets      1.03%       (0.32)%      (0.83)%*
Portfolio turnover rate                         116%          96%         109%*

*annualized
**commencement of operations
16. The Prospectus incorporates by reference a Statement of Additional Information (SAI) dated April 30, 2001.

                       STATEMENT OF ADDITIONAL INFORMATION

                                 April 30, 2001

                         FIFTH THIRD/MAXUS LAUREATE FUND
                             1404 East Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 274-5385


         Fifth Third/Maxus Laureate Fund (the "Fund") is a diversified, open-end management investment company with an investment objective of obtaining the highest total return, a combination of capital appreciation and income, consistent with reasonable risk. This Statement of Additional Information is not a prospectus. A copy of the Fund's prospectus can be obtained from the Fund's distributor, BISYS Fund Services Limited Partnership, 3435 Stelzer Road, Columbus, Ohio 43219, telephone number (800) 282-5706.

         The date of this Statement of Additional Information and of the prospectus to which it relates is April 30, 2001.

                                TABLE OF CONTENTS

CAPTION                                  PAGE LOCATION IN PROSPECTUS
---------------------------------------- ---- -----------------------
Fund History                             3    Not Applicable
Investments and Risks                    3    Fifth Third/Maxus Laureate Fund -
                                              Risk/Return Summary
Management of the Fund                   5    Investment Management
Ownership of Shares                      6    Not Applicable
Investment Advisory and Other Services   7    Investment Management
Capital Stock and Other Securities       9    Not Applicable
Purchase, Redemption and Pricing         10   How to Purchase Shares/
                                              How to Redeem Shares
Taxation of Fund                         10   Dividends, Distributions and Taxes
Distributor                              11   Investment Management
Performance Data                         11   Not Applicable
Financial Statements                     14   Fifth Third/Maxus Laureate Fund -

                                  FUND HISTORY


         Fifth Third/Maxus Laureate Fund (the "Fund") was organized as a Trust under the laws of the State of Ohio pursuant to a Declaration of Trust dated February 10, 1993.

                              INVESTMENTS AND RISKS

Classification

         The Fund is a diversified, open-end management investment company.

Investment Strategies and Risks

         The Fund has an investment objective of obtaining the highest total return, a combination of capital appreciation and income. The principal investment strategies used by the Fund to pursue this objective, together with the principal risks of investing in the Fund, are described in the Prospectus under the heading "Fifth Third/Maxus Laureate Fund - Risk/Return Summary."

         Any investment in a mutual fund involves risk, and, although the Fund invests in a number of underlying funds, this practice does not eliminate investment risk. Some of the underlying funds in which the Fund invests may incur more risks than others. For example, some of the underlying funds may have policies that permit them to invest up to 100% of their assets in securities of foreign issuers and to engage in foreign currency transactions with respect to their investments; invest up to 100% of their assets in corporate bonds which are not considered investment grade bonds by Standard & Poor's Corporation or Moody's Investor Services, Inc., or which are unrated; invest some portion of their net assets in illiquid securities; invest some portion of their net assets in warrants; lend their portfolio securities; sell securities short; borrow money in amounts up to some designated percentage of their assets for investment purposes; write (sell) or purchase call or put options on securities or on stock indexes; concentrate 25% or more of their total assets in assets in one industry; enter into future contracts; and write (sell) or purchase options on future contracts. The risks associated with these investment policies are described in Appendix A to this Statement of Additional Information.

Fund Policies

         The Fund has adopted the following fundamental investment policies and restrictions. These policies cannot be changed without approval by the holders of a majority of the outstanding voting securities of the Fund. As defined in the Act, the "vote of a majority of the outstanding voting securities" of the Fund means the lesser of the vote of (a) 67% of the shares of the Fund at a meeting where more than 50% of the outstanding shares are present in person or by proxy or (b) more than 50% of the outstanding shares of the Fund. The Fund may not:

                  1. Invest in securities other than those issued by open-end registered investment companies, including money market funds (this restriction does not preclude the use of the Custodian's money market deposit account for idle cash balances of the Fund);

                  2. Invest more than 25% of its total assets in the securities of underlying funds which concentrate (i.e., invest more than 25% of their assets) in the same industry, provided that (i) through its investment in underlying funds, the Fund indirectly may invest more than 25% of its assets in one industry, and (ii) the Fund will concentrate more than 25% of its assets in the mutual fund industry; or

                  3. Invest more than 25% of its assets in the shares of any one open-end registered investment company.

                  4. Invest in any registered investment company if a purchase of its shares would result in the Fund and its affiliates owning more than 3% of the total outstanding stock of such investment company.

                  5. Purchase the securities of any issuer if, as a result, more than 10% of the value of the Fund's net assets would be invested in securities that are not readily marketable; for this purpose, securities which are not readily marketable include shares of an open-end registered investment company owned by the Fund in an amount exceeding 1% of the issuer's total outstanding securities.

                  6. Invest in securities of issuers which are subject to restrictions on disposition under the Securities Act of 1933 if, at the time of such purchase, more than ten percent (10%) of its assets (taken at value) would be so invested.

                  7. Lend money or securities, provided that the making of interest-bearing demand deposits with banks and the purchase of mutual funds which invest in debt securities in accordance with their objectives and policies are not prohibited.

                  8. Borrow money except for temporary or emergency purposes from banks (but not for the purpose of investments) and then only in an amount not to exceed five percent (5%) of the Fund's net assets; or pledge the Fund's securities or receivables or transfer or assign or otherwise encumber them in an amount exceeding the amount of the borrowings secured thereby.

                  9. Make short sales of securities, or purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions.

                  10. Purchase warrants, or purchase or write (sell) put or call options, or any combinations thereof.

                  11. Purchase or retain any securities of any issuer if any of the officers or Trustees of the Fund or its investment adviser owns beneficially more than 1/2 of 1% of the securities of such issuer and together own more than 5% of the securities of such issuer.

                  12. Invest for the purpose of exercising control or management of another issuer.

                  13. Invest in commodities or commodity futures contracts or in real estate or real estate limited partnerships, although it may invest in open-end investment companies which invest in real estate securities.

                  14. Purchase participations or other direct interests in oil, gas, or other mineral exploration or development programs.

                  15. Underwrite securities issued by other except to the extent the Fund may be deemed to be an underwriter, under the federal securities law, in connection with the disposition of portfolio securities.

                  16. Issue securities or other obligations senior to the Fund's shares of beneficial interest.

         If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values or net assets will not be considered a violation.

Defensive Investments

         When the Adviser believes that market conditions warrant a temporary defensive posture, the Fund may invest up to 100% of its assets in high-quality short-term debt securities and money market instruments, such as money market mutual funds, commercial paper, certificates of deposit and bank or savings and loan association interest-bearing demand accounts. The taking of such a temporary defensive posture may adversely affect the ability of the Fund to achieve its investment objective.

Portfolio Turnover

         The Fund is not restricted with regard to portfolio turnover and will make changes in its investment portfolios from time to time as business and economic conditions and market prices may dictate and its investment policies may require. The portfolio turnover rates in 2000, 1999 and 1998 were 1,204%, 1,172%, 2,792%, respectively. A high rate of portfolio turnover in any year will increase custodial transaction charges paid and could result in high amounts of realized investment gain subject to the payment of taxes by shareholders.

                             MANAGEMENT OF THE FUND

         The Board of Trustees is responsible for managing the Fund's business affairs and for exercising all the Fund's powers except those reserved for the shareholders. The day-to-day operations of the Fund are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Fund. Each Trustee who is or may be deemed to be an "interested person" of the Fund, as defined in the Act, is indicated by an asterisk. Each Trustee of the Fund is also a Trustee of Fifth Third/Maxus Income Fund, Fifth Third/Maxus Equity Fund and MaxFund Trust, three other open-end management investment companies.


                                            Position Held                  Principal Occupation(s)
Name and Address                            With the Fund                    During Past 5 Years
----------------                            -------------                  ---------------------

Richard A. Barone*                          Chairman,                  Chairman of BD Holdings, Inc.
1404 East Ninth Street                      Treasurer                  (broker-dealer), Fifth Third
Cleveland, Ohio 44114                       and Trustee                Asset Management Inc. (investment
                                                                       adviser) and formerly of Resource
                                                                       Management  Inc., dba Maxus Investment
                                                                       Group(financial services)

Raj Aggarwal PhD.                           Trustee                    Professor of Finance
John Carroll University                                                Kent State University, formerly
20700 North Park Blvd.                                                 John Carroll University
University Heights, Ohio  44118

Denis J. Amato*                             Trustee                    Chief Investment Officer, Fifth Third
1404 East Ninth Street                                                 Asset Management, Inc. (investment
Cleveland, Ohio 44114                                                  adviser) since 1997; previously,
                                                                       Managing Director, Gelfand Partners Asset
                                                                       Management (investment adviser)

Kent W. Clapp                               Trustee                    Chairman, Medical Mutual of Ohio
2060 East Ninth Street                                                 (health insurer)
Cleveland, Ohio  44114

Robert H. Fritz                             Trustee                    Retired
12613 West Lake Road
Vermillion, Ohio  44089

Steven M. Kasarnich                         Trustee                    President/Business Manager, Northeast
47 Alice Drive                                                         Ohio District Council of Carpenters;
Akron, Ohio  44319                                                     Executive Secretary-Treasurer, Ohio
                                                                       State Council of Carpenters

Burton D. Morgan                            Trustee                    Chairman, Morgan Bank (bank);
Park Place                                                             President, Basic Search, Inc.
10 West Streetsboro Road                                               (venture capital); Chairman,
Hudson, Ohio  44236                                                    Multi-Color Corporation (printing);
                                                                       Chairman, Morgan Funshares, Inc. (mutual
                                                                       fund)

Michael A. Rossi, C.P.A.                    Trustee                    Certified Public Accountant
6559 Wilson Mills Road
Highland Heights, Ohio  44143

Joseph H. Smith                             Trustee                    Chief Financial Officer, Diocese of
1404 East Ninth Street                                                 Cleveland
8th Floor
Cleveland, Ohio  44114

Robert W. Curtin                            Secretary                  Senior Vice President and Secretary,
The Tower at Erieview, 36th Floor                                      Fifth Third/Maxus Securities Inc.
1301 East Ninth Street
Cleveland, Ohio 44114

         No officer, director or employee of Fifth Third/Maxus Asset Management ("MAM" or the "Adviser") or of any parent or subsidiary receives any compensation from the Fund for serving as an officer or Trustee of the Fund. Each Trustee who is not an interested person in the Investment Advisor will receive from the Fund the following fees for each Board or shareholders meeting attended: $100 per meeting if net assets of the Fund are under $10,000,000; $200 per meeting if net assets of the Fund are between $10,000,000 and $50,000,000; and $300 per meeting if net assets of the Fund are over $50,000,000. The estimated fees payable to the Trustees for the current fiscal year, which are the only compensation or benefits payable to Trustees, are summarized in the following table:

                               COMPENSATION TABLE

Name of Trustee          Aggregate Compensation       Total Compensation From All Fifth
                             from the Fund               Third/Maxus Funds Payable to
                                                                   Trustees
--------------------- ---------------------------- --------------------------------------
Richard A. Barone                 $0                                  $0
Denis J. Amato                    $0                                  $0
Raj Aggarwal                     $800                                 $0
Kent W. Clapp                    $600                               $3,600
Robert H. Fritz                 $1,000                              $4,500
Steven M. Kasarnich             $1,000                              $4,500
Burton D. Morgan                $1,000                              $4,500
Michael A. Rossi                $1,000                              $4,500
Joseph H. Smith                  $600                               $2,700

                               OWNERSHIP OF SHARES

         As of April 6, 2001, no person was known by the Fund to be the beneficial owner of more than 5% of the outstanding shares of the Fund.

         As of April 17, 2001, all officers and Trustees as a group beneficially owned 295 shares, constituting 0.01% of the outstanding shares of the Fund.

                     INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser

         The Advisor is a wholly-owned subsidiary of Fifth Third Bank, an Ohio corporation ("FTB") with interests primarily in the financial services industry.

         As compensation for the Advisor's services rendered to the Fund, the Fund pays a fee, computed and paid monthly, at an annual rate of 1% of the average value of the first $150,000,000 of the Fund's daily net assets and 0.75% of average daily net assets in excess of $150,000,000. For 2000, 1999 and 1998, the Adviser received management fees from the Fund in the amounts of $468,335, $179,888 and $47,163, respectively.

         Subject to the supervision and direction of the Fund's Trustees, the Adviser, as investment adviser, manages the Fund's portfolio in accordance with the stated policies of the Fund. The Adviser makes investment decisions for the Fund and places the purchase and sale orders for portfolio transactions. In addition, the Adviser furnishes office facilities and clerical and administrative services, and pays the salaries of all officers and employees who are employed by both it and the Fund and, subject to the direction of the Fund's Board of Trustees, is responsible for the overall management of the business affairs of the Fund, including the provision of personnel for recordkeeping, the preparation of governmental reports and responding to shareholder communications.

         Other expenses are borne by the Fund and include brokerage fees and commissions, fees of Trustees not affiliated with the Adviser, expenses of registration of the Fund and of the shares of the Fund with the Securities and Exchange Commission (the "SEC") and the various states, charges of the custodian, dividend and transfer agent, outside auditing and legal expenses, liability insurance premiums on property or personnel (including officers and trustees), maintenance of business trust existence, any taxes payable by the Fund, interest payments relating to Fund borrowings, costs of preparing, printing and mailing registration statements, prospectuses, periodic reports and other documents furnished to shareholders and regulatory authorities, costs of printing share certificates, portfolio pricing services and Fund meetings, amortization of organizational expenses and costs incurred pursuant to the Fund's Distribution and Shareholder Servicing Plan described below.

Distribution Plan

         The Fund has a Distribution and Shareholder Servicing Plan (the "Plan") pursuant to Rule 12b-1 under the Act, pursuant to which the Fund pays BISYS Fund Services Limited Partnership ("BISYS") 0.50% of average net assets of Investor Shares annually for the costs of activities intended to result in the sale of Investor Shares, regardless of the amount of expenses actually incurred by MSC.

         The Fund does not participate in any joint distribution activities with respect to another series or investment company.

         The Trustees believe that the Plan has benefited and will continue to benefit the Fund and the holders of Investor Shares. Among these benefits are:
(1) reductions in the per share expenses of the Fund as a result of increased assets n the Fund; (2) reductions in the cost of executing portfolio transactions and the possible ability of the Investment Adviser in some cases to negotiate lower purchase prices for securities, due to the potentially larger blocks of securities which may be traded by the Fund as its net assets increase in size; and (3) a more predictable flow of cash which may provide investment flexibility in seeking the Fund's investment objective and may better enable the Fund to meet redemption demands without liquidating portfolio securities at inopportune times.

Other Service Providers

         The Fund has entered into an Administration Agreement with Mutual Shareholder Services ("MSS"), pursuant to which MSS has agreed to act as the Fund's Transfer, Redemption and Dividend Disbursing Agent. As such, MSS maintains the Fund's official record of shareholders and is responsible for crediting dividends to shareholders' accounts. In consideration of such services, the Fund pays MSS an annual fee, paid monthly, equal to $6.75 per shareholder account (with a monthly minimum of $775) plus $12 per month for each state in which the Fund is registered under such state's securities laws, plus out-of-pocket expenses. In addition, the Fund has entered into an Accounting Services Agreement with MSS, pursuant to which MSS has agreed to provide portfolio pricing and related services, for the payment of an annual fee of $17,400 for the first $25,000,000 in net assets, $8,500 for the next $25,000,000 in net assets and $4,750 for each additional $25,000,000 in net assets, plus out-of-pocket expenses. For 2000, 1999 and 1998, the Fund paid MSS fees under the Administration Agreement and the Accounting Services Agreement in the amounts of $39,694, $30,281 and $24,713, respectively.

         Fifth Third Bank, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, serves as the Fund's custodian. As custodian, Fifth Third Bank maintains custody of the Fund's cash and portfolio securities.

         McCurdy & Associates C.P.A.'s, Inc., independent certified public accountants located at 27955 Clemens Road, Westlake, Ohio 44145, has been selected as auditors for the Fund. In such capacity, McCurdy & Associates C.P.A.'s, Inc. periodically reviews the accounting and financial records of the Fund and examines its financial statements.

                              BROKERAGE ALLOCATION

         Decisions to buy and sell securities for the Fund are made by the Advisor subject to the overall supervision and review by the Fund's Trustees. Portfolio security transactions for the Fund are effected by or under the supervision of the Advisor.

         Transactions on stock exchanges involve the payment of negotiated brokerage commissions. There is generally no stated commission in the case of securities traded in the over-the-counter markets, but the price of those securities includes an undisclosed commission or markup. The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's markup or markdown.

         In executing portfolio transactions and selecting brokers and dealers, it is the Fund's policy to seek the best overall terms available. The Investment Advisory and Administration Agreement between the Fund and the Advisor provides that, in assessing the best overall terms available for any transaction, the Advisor shall consider the factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the Investment Advisory and Administration Agreement authorizes the Advisor, in selecting brokers or dealers to execute a particular transaction, and, in evaluating the best overall terms available, to consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to the Fund and/or other accounts over which the Advisor exercises investment discretion.

         The Fund's Board of Trustees periodically reviews the commissions paid by the Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Fund. It is possible that certain of the services received will primarily benefit one or more other accounts for which investment discretion is exercised. Conversely, the Fund may be the primary beneficiary of services received as a result of portfolio transactions effected for other accounts. The Advisor's fee under the Investment Advisory and Administration Agreement is not reduced by reason of the Advisor's receiving such brokerage and research services.

         Under the Act, with respect to transactions effected on a securities exchange, a mutual fund may not pay brokerage commissions to an affiliate which exceed the usual and customary broker's commissions. A commission is deemed as not exceeding the usual and customary broker's commission if (i) the commission is reasonable and fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold during a comparable period of time and (ii) the Board of Trustees, including a majority of the Trustees who are not interested persons of the mutual fund, have adopted procedures reasonably designed to provide that such commission is consistent with the above-described standard, review these procedures annually for their continuing appropriateness and determine quarterly that all commissions paid during the preceding quarter were in compliance with these procedures.

         The Fund's Board of Trustees has determined that any portfolio transaction for the Fund may be effected through Fifth Third/Maxus Securities Inc. if, in the Advisor's judgment, the use of Fifth Third/Maxus Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Fifth Third/Maxus Securities Inc. charges the Fund a commission rate consistent with those charged by Fifth Third/Maxus Securities Inc. to comparable unaffiliated customers in similar transactions. Each quarter, the Trustees review a report comparing the commissions charged the Fund by Fifth Third/Maxus Securities Inc. to industry norms for similar sized transactions both (i) with proprietary research or other valuable services being provided and (ii) without such services being provided. Based upon such review, the Board of Trustees determines on a quarterly basis whether the commissions charged by Fifth Third/Maxus Securities Inc. meet the requirements of the Act. Fifth Third/Maxus Securities Inc. will not participate in commissions from brokerage given by the Fund to other brokers or dealers. Over-the-counter purchases and sales are transacted through brokers and dealers with principal market makers.

         Even though investment decisions for the Fund are made independently from those of the other accounts managed by the Advisor, investments of the kind made by the Fund may also be made by those other accounts. When the Fund and one or more accounts managed by the Advisor are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Advisor to be equitable. In some cases, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained for or disposed of by the Fund.

         During  2000,  1999  and  1998,  the  aggregate   amount  of  brokerage
commissions paid by the Fund were $0, $30,281 and $24,713, respectively, all of which was paid to Maxus Securities Corp.

                       CAPITAL STOCK AND OTHER SECURITIES

         The Declaration of Trust provides for an unlimited number of authorized shares of beneficial interest in the Fund. Shares of the Fund or divided into two classes, Investor Shares and Institutional Shares. Each share represents an equal proportionate interest in the Fund with other shares of the same class, and is entitled to such dividends and distributions out of the income earned on the assets belonging to the Fund as are declared at the discretion of the Trustees.

         Shareholders are entitled to one vote per share (with proportional voting for fractional shares) on such matters as shareholders are entitled to vote. Shareholders vote in the aggregate and not by class on all matters except that (i) shares shall be voted by individual class when required by the 1940 Act or when the Trustees have determined that the matter affects only the interests of a particular class, and (ii) only the holders of Investor Shares will be entitled to vote on matters submitted to shareholder vote with regard to the Distribution Plan applicable to such class.

         Whenever the approval of a majority of the outstanding shares of the Fund is required in connection with shareholder approval of an investment advisory contract, changes in the investment objective and policies or the investment restrictions, or approval of a distribution expense plan, a "majority" shall mean the vote of (i) 67% or more of the shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of such Fund are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the Fund, whichever is less.

         Although the Fund is not required to hold annual meetings of the shareholders, shareholders holding at least 10% of the Fund's outstanding shares have the right to call a meeting to elect or remove one or more of the Trustees of the Fund.

         Upon issuance and sale in accordance with the terms of the Prospectus, each share will be fully paid and non-assessable. Shares of the Fund have no preemptive, subscription or conversion rights. The Declaration of Trust also provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Fund and that every agreement, obligation or instrument entered into or executed by the Fund shall contain a provision to the effect that the shareholders are not personally liable thereunder.

                   PURCHASE, REDEMPTION AND PRICING OF SHARES

         The information pertaining to the purchase and redemption of the Fund's shares appearing in the Prospectus under the captions "How To Purchase Shares" and "How To Redeem Shares" is hereby incorporated by reference.

         The price paid for shares of a certain class of the Fund is the net asset value per share of such class next determined after receipt by the Transfer Agent of properly identified purchase funds, except that the price for shares purchased by telephone is the net asset value per share next determined after receipt of telephone instructions. Net asset value per share is computed for each class of the Fund as of the close of business (currently 4:00 P.M., New York time) each day the New York Stock Exchange is open for trading and on each other day during which there is a sufficient degree of trading in the Fund's investments to affect materially net asset value of its redeemable securities.

         For purposes of pricing sales and redemptions, net asset value per share of a class of the Fund is calculated by determining the value of the class's proportional interest in the assets of the Fund, less (i) such class's proportional share of general liabilities and (ii) the liabilities allocable only to such class; and dividing such amount by the number of shares of such class outstanding.

         The assets of the Fund (other than cash and cash equivalents) consist of the underlying funds that are valued at their respective net asset values under the Act. An underlying fund values securities in its portfolio for which market quotations are readily available at their current market value (generally the last reported sales price) and all other securities and assets at fair value pursuant to methods established in good faith by the board of directors of the underlying fund. Money market funds with portfolio securities that mature in one year or less may use the amortized cost or penny-rounding methods to value their securities.

                              TAXATION OF THE FUND

         The Fund intends to qualify each year as a "regulated investment company" under the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Qualification as a regulated investment company will result in the Fund's paying no taxes on net income and net realized capital gains distributed to shareholders. If these requirements are not met, the Fund will not receive special tax treatment and will pay federal income tax, thus reducing the total return of the Fund.

         Statements as to the tax status of each shareholder's dividends and distributions will be mailed annually by the Fund's transfer agent. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state or local taxes.

         Income received by the Fund from a mutual fund in the Fund's portfolio (including dividends and distributions of short-term capital gains), as well as interest received on cash held in the Custodian's money market deposit account and net short-term capital gains received by the Fund on the sale of mutual fund shares, will be distributed by the Fund (net of expenses incurred by the Fund) and will be taxable to shareholders as ordinary income. Because the Fund is actively managed and can realize taxable net short-term capital gains by selling shares of an underlying fund with unrealized portfolio appreciation, investing in the Fund rather than directly in the underlying funds may result in increased tax liability to the shareholder, since the Fund must distribute its gain in accordance with the rules of the Code.

         Distributions of net capital gains received by the Fund from underlying mutual funds, as well as net long-term capital gains realized by the Fund from the purchase and sale of underlying mutual fund shares held by the Fund for more than one year, will be distributed by the Fund and will be taxable to shareholders as long-term capital gains (even if the shareholder has held the shares for less than one year). However, if a shareholder who has received a capital gains distribution suffers a loss on the sale of his shares not more than six months after purchase, the loss will be treated as a long-term capital loss to the extent of the capital gains distribution received.

         For purposes of determining the character of income received by the Fund when an underlying fund distributes net capital gains to the Fund, the Fund will treat the distribution as a long-term capital gain, even if it has held shares of the mutual fund for less than one year. However, any loss incurred by the Fund on the sale of that underlying fund's shares held for six months or less will be treated as a long-term capital loss only to the extent of the gain distribution. The tax treatment of distributions from the Fund is the same whether the distributions are received in additional shares or in cash. Shareholders receiving distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share received equal to the net asset value of a share of the Fund on the reinvestment date.

         The Fund may invest in underlying funds with capital loss carry-forwards. If such an underlying fund realizes capital gains, it will be able to offset the gains, it will be able to offset the gains to the extent of its loss carrying forwards in determining the amount of capital gains which must be distributed to its shareholders.

                                   DISTRIBUTOR

         Shares of the Fund are offered on a best-efforts basis by BISYS, a registered NASD broker-dealer. Pursuant to the Distribution Agreement between the Fund and BISYS, BISYS has agreed to hold itself available to receive orders, satisfactory to BISYS, for the purchase of the Fund's shares, to accept such orders on behalf of the Fund as of the time of receipt of such orders and to transmit such orders to the Fund's transfer agent as promptly as practicable. BISYS does not receive any commissions or other compensation for the sale of shares of the Fund. However, pursuant to the Plan, BISYS receives an annual distribution fee of .50% of average net assets of Investor Shares. See "Investment Advisory and Other Services - Distribution Plan."

         The Distribution Agreement provides that BISYS shall arrange to sell the Fund's Shares as agent for the Fund and may enter into agreements with registered broker-dealers as it may select to arrange for the sale of such shares. BISYS is not obligated to sell any certain number of shares.

                                   PERFORMANCE

         From time to time, the Fund may advertise performance data represented by a cumulative total return or an average annual total return. Total returns are based on the overall or percentage change in value of a hypothetical investment in the Fund and assume all of the Fund's dividends and capital gain distributions are reinvested. A cumulative total return reflects the Fund's performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Because average annual returns tend to smooth out variations in the Fund's returns, it should be recognized that they are not the same as actual year-by-year results. The total returns for Investor Shares of the Fund for periods ended December 31, 2000 are set forth below.

                         Fifth Third/Maxus Laureate Fund

   Average Annual Total Returns                   Cumulative Total Returns
 ---------------------------------            ---------------------------------
 One Year   Three   Five   Life of            One Year   Three   Five   Life of
            Years   Years   Fund                         Years   Years   Fund
  -12.4%    21.3%   17.9%   14.0%              -12.4%    78.4%   127.8%  173.4%

* From commencement of operations, April 30, 1993.

         Performance may be compared to well-known indices such as the Dow Jones Industrial Average or alternative investments such as Treasury Bills. Also, the Funds may include published editorial comments compiled by independent organizations such as Lipper Analytical Services or Morningstar, Inc.

         All performance information is historical in nature and is not intended to represent or guarantee future results. The value of Fund shares when redeemed may be more or less than their original cost.

         Further information about the performance of the Fund is contained in the Fund's Annual Report to Shareholders which may be obtained from the Fund without charge.

                         INDEPENDENT AUDITOR'S REPORT



To The Shareholders and
Board of Trustees
Maxus Laureate Fund:

We have audited the accompanying statement of assets and liabilities of the Maxus Laureate Fund, including the schedule of investments, as of December 31, 2000, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 2000, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Maxus Laureate Fund as of December 31, 2000, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ McCurdy & Associates CPA's, Inc.


McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 17, 2001

                             Schedule of Investments
                               Maxus Laureate Fund
                                December 31, 2000



                                                         SCHEDULE OF INVESTMENTS
                                                               December 31, 2000

 SHARES / PRINCIPAL AMOUNT                              MARKET VALUE   % ASSETS

         EQUITY MUTUAL FUNDS
  43,478 American Century Emerging Markets             $    204,783
  28,196 Artisan International                              617,481
   7,810 Artisan Mid Cap                                    207,733
     129 Berger New Generation                                2,055
     656 Berger Small Company Growth                          3,143
  18,190 Choice Focus                                       188,629
  18,368 Dresdner RCM Biotechnology Class N                 668,213
  26,488 Dresdner RCM Global Healthcare Class N             651,608
  13,960 Firsthand Technology Leaders                       472,420
   6,605 Firsthand Technology Value                         490,920
   6,602 Fremont US Micro Cap                               177,404
     201 Fremont US Small Cap                                 2,972
      68 Heartland Value                                      2,231
     159 Henlopen                                             3,166
  85,737 Information Age (The)                            1,629,858
   8,591 Invesco Dynamics                                   204,210
  48,682 Invesco Financial Services                       1,571,941
  10,534 Invesco Health Sciences                            625,432
  26,490 Invesco Small Company Growth                       406,622
  12,305 Invesco Telecommunications                         446,443
  12,185 Janus Enterprise                                   649,120
  13,918 Janus Global Life Sciences                         298,544
  26,104 Janus Mercury                                      774,503
  48,649 Janus Overseas                                   1,291,156
  69,996 Janus Worldwide                                  3,979,951
  83,565 Liberty Acorn Foreign Forty Class Z              1,433,143
  15,969 Masters' Select International                      244,482
     425 Montgomery  Emerging Asia                            3,375
  31,811 Montgomery Global Long-Short Class R               486,385
  49,874 Mutual  Series  European  Class Z                  774,050
  27,963 Navellier  Mid Cap  Growth                         862,390
  14,080 Neuberger  & Berman Manhattan  Investor  Class     134,327
   7,463 Neuberger  & Berman  Millennium Investor  Class    134,632
  49,941 Pilgrim  Bank  and  Thrift  Class A              1,078,234
  48,819 Pin Oak  Aggressive  Stock                       2,269,088
  15,270 RS Value and Growth                                375,948
  32,091 Red Oak Technology Select                          698,951
     149 Robertson Stephens Diversified Growth                3,401
  26,721 Robertson Stephens Emerging Growth               1,176,009
     433 Robertson  Stephens  Internet Age                    2,824
  24,326 Robertson  Stephens Microcap Growth                503,307
  24,752 Rydex Banking  Investor Class                      208,168
 112,500 Rydex Basic  Materials  Investor  Class            849,375
  52,867 Rydex Biotechnology  Investor  Class             1,574,919
  61,213 Rydex  Dynamic Titan 500 Advisor Class           1,224,863
  42,239 Rydex Dynamic  Velocity 100 Advisor Class          442,239
  15,785 Rydex  Healthcare  Investor  Class                 207,103
  15,510 Rydex  Nova  Investor  Class                       513,837

  43,635 Rydex OTC  Investor  Class                         737,868
     189 Strong Asia Pacific                                  1,345
  29,369 T Rowe Price New Asia                              202,643
  17,021 Torray                                             677,260
     133 Turner Micro Cap Growth                              4,485
     417 Turner Small Cap Growth                             10,308
 171,930 UAM Clipper Focus Portfolio                      2,670,067
  16,758 Van Wagoner Emerging Growth                        506,922
  17,493 Van Wagoner Mid Cap                                354,760
  21,484 Van Wagoner Post Venture                           569,750
   5,315 Van Wagoner Technology                             222,536
  10,806 Vanguard Value Index Trust                         247,132
      84 Warburg Pincus Global Telecommunications             3,543
     164 Warburg Pincus Global Post Venture Capital           3,715
      37 Warburg Pincus Japan Growth                            261
     156 Warburg Pincus Japan Small Company                     348
  18,469 White Oak Growth Stock                           1,164,841
                                                       -------------------------
                                                         38,149,372      99.5%

         CASH EQUIVALENTS
  21,806 Firstar Treasury Fund 5.29%                         21,806       0.1%
                                                       -------------------------
         TOTAL INVESTMENTS
         (Cost - $37,531,820)                            38,171,178      99.6%

         OTHER ASSETS LESS LIABILITIES                      147,980       0.4%
                                                       -------------------------

         NET ASSETS                                    $ 38,319,158     100.0%
                                                       =========================

     The accompanying notes are an integral part of the financial statements

                        Statement of Assets & Liabilities
                               Maxus Laureate Fund
                                December 31, 2000

Statement of Assets & Liabilities
--------------------------------------------------------------------------------
Maxus Laureate Fund                                            December 31, 2000

                                                                   Laureate
                                                                     Fund
                                                                  ----------
Assets:
     Investment Securities at Market Value                        38,171,178
      (Identified Cost - $37,531,820)
     Receivables:
       Capital gains from mutual funds                             1,785,351
       Dividends and interest                                         45,929
       Shareholder purchases                                          40,900
       Miscellaneous                                                   8,000
                                                                 ------------
Total Assets                                                      40,051,358

Liabilities:
     Payable to custodian bank                                     1,249,883
     Payable for securities purchased                                400,055
     Accrued expenses                                                 82,262
                                                                 ------------
Total Liabilities                                                  1,732,200
                                                                 ------------
Net Assets                                                        38,319,158
                                                                 ============
Net Assets Consist Of:
     Capital paid in                                              43,057,758
     Accumulated realized gain/(loss) on investments              (5,377,958)
     Unrealized appreciation in value
          of investments based on identified cost - net              639,358
                                                                 ------------
Net Assets                                                        38,319,158
                                                                 ============
Net Assets:
     Investors shares                                             37,087,520
     Institutional shares                                          1,231,638
                                                                 ------------
          Total                                                   38,319,158
                                                                 ============
Shares of capital stock
     Investors shares                                              2,633,089
     Institutional shares                                             86,545
                                                                 ------------
          Total                                                    2,719,634
                                                                 ============
Net asset value per share
     Investors shares                                               $  14.09
                                                                 ------------
     Institutional shares                                           $  14.23
                                                                 ------------

                             Statement of Operations
                               Maxus Laureate Fund
                                December 31, 2000

Statement of Operations
--------------------------------------------------------------------------------
Maxus Laureate Fund                                            December 31, 2000

                                                                   Laureate
                                                                     Fund
                                                                  ----------
Investment Income:
Dividend income                                               $      11,130
Interest income                                                     365,302
                                                              --------------
Total Income                                                        376,432
                                                              --------------
Expenses:
Investment  advisory  fees  (Note 2)                                468,335
Distribution  fees  (Investor shares)                               227,535
Distribution  fees  (Institutional  shares)                             -
Taxes                                                                75,052
Transfer agent  fees/Accounting                                      39,694
Custodial fees                                                       22,520
Registration  and  filing  fees                                      13,056
Legal                                                                11,534
Audit                                                                10,950
Trustee fees                                                          4,800
Miscellaneous                                                        23,780
                                                              --------------
Total Expenses                                                      897,256

Net Investment Income (Loss)                                       (520,824)

Realized and Unrealized Gain (Loss) on Investments:
Realized gain (loss) on investments                                  28,630
Distribution  of  realized  capital
  gains from  other  investment  companies                        2,185,417
Unrealized appreciation (depreciation) on investments            (8,151,087)
                                                              --------------
Net realized and unrealized gain (loss) on investments           (5,937,040)
                                                              --------------

Net Increase (Decrease) in Net Assets from Operations         $  (6,457,864)
                                                              ==============

                       Statement of Changes in Net Assets
                               Maxus Laureate Fund
                                December 31, 2000

Statement of Changes in Net Assets
--------------------------------------------------------------------------------
Maxus Laureate Fund                                           December 31, 2000

                                                          Maxus Laureate Fund
                                                         ---------------------
                                                        01/01/00      01/01/99
                                                           to            to
                                                        12/31/00      12/31/99
                                                        --------      --------
From Operations:
     Net  investment  income  (loss)                    (520,824)      (88,018)
     Net realized gain (loss)  on   investments        2,214,047     1,465,840
     Net  unrealized appreciation (depreciation)      (8,151,087)    7,654,002
                                                     ------------  ------------
Increase (decrease) in net assets from operations     (6,457,864)    9,031,824
                                                     ------------  ------------
Distributions to investor shareholders:
     Net investment income                                   -             -
     Net realized gain from security transactions     (6,860,931)   (1,325,042)

Distributions to institutional shareholders:
     Net investment income                                   -             -
     Net  realized  gain from  security  transactions   (213,306)      (49,724)
                                                     ------------  ------------
Change in net assets from distributions               (7,074,237)   (1,374,766)
                                                     ------------  ------------
From capital share Investor transactions:
     Proceeds  from  sale of  shares                  30,083,880    20,167,724
     Dividend reinvestment                             6,471,060     1,316,761
     Cost  of  shares  redeemed                      (18,644,531)   (4,743,183)

From capital share Institutional transactions:
     Proceeds from sale of shares                        238,695     1,037,951
     Dividend reinvestment                               213,306        49,724
     Cost of shares redeemed                             (65,235)          (24)
                                                     ------------  ------------
Change in net assets from  capital  transactions      18,297,175    17,828,953
                                                     ------------  ------------
Change in net assets                                   4,765,074    25,486,011

Net Assets:
     Beginning of period                              33,554,084     8,068,073
     End of period (including accumulated            ------------  ------------
       undistributed net investment income of         38,319,158    33,554,084
       $0 and $0, respectively)                      ============  ============

Investor share transactions:
     Issued                                            1,567,676     1,297,316
     Reinvested                                          410,041        70,228
     Redeemed                                         (1,029,307)     (289,429)
                                                     ------------  ------------
Net increase (decrease) in shares                        948,410     1,078,115
Shares outstanding beginning of period                 1,684,679       606,564
                                                     ------------  ------------
Shares outstanding end of period                       2,633,089     1,684,679
                                                     ============  ============
Institutional share transactions:
     Issued                                               12,813        60,405
     Reinvested                                           13,572         2,633
     Redeemed                                             (3,545)           (1)
                                                     ------------  ------------
Net increase (decrease) in shares                         22,840        63,037
Shares outstanding beginning of period                    63,705           668
                                                     ------------  ------------
Shares outstanding end of period                          86,545        63,705
                                                     ============  ============

                              Financial Highlights
                              Maxus Laureate Fund


Financial Highlights
Maxus Laureate Fund                                              Investor Shares
--------------------------------------------------------------------------------
Selected data for a share of capital  stock  outstanding  throughout  the period indicated

                                           01/01/00     01/01/99     01/01/98     01/01/97     01/01/96
                                              to           to           to           to           to
                                           12/31/00     12/31/99     12/31/98     12/31/97     12/31/96
Net Asset Value -
     Beginning of Period                      19.19        13.29        10.38        10.82         9.82
Net Investment Income/Loss                    (0.21)       (0.07)       (0.12)        0.52        (0.08)
Net Gains or Losses on Securities
     (realized and unrealized)                (1.94)        6.78         3.76         0.07         2.14
Total from Investment Operations              (2.15)        6.71         3.64         0.59         2.06
Distributions
     Net investment income                        -            -            -        (0.52)           -
     Capital gains                            (2.95)       (0.81)       (0.73)       (0.51)       (1.06)
          Total Distributions                 (2.95)       (0.81)       (0.73)       (1.03)       (1.06)
Net Asset Value -
     End of Period                         $  14.09     $  19.19     $  13.29     $  10.38     $  10.82

Total Return                                 (12.38)%      50.58%       35.14%        5.49%       21.03%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)      37,087       32,324        8,059        3,395        3,156
Ratio of expenses to average net assets        1.94%        1.92%        2.63%        2.49%        3.92%
Ratio of net income to average net assets     (1.13)%      (0.49)%      (1.10)%        4.19%      (0.73)%
Portfolio turnover rate                        1204%        1172%        2792%        1511%        1267%

                                                            Institutional Shares
--------------------------------------------------------------------------------
                                           01/01/00     01/01/99     02/01/98**
                                              to           to           to
                                           12/31/00     12/31/99     12/31/98
Net Asset Value -
     Beginning of Period                      19.30        13.30        10.38
Net Investment Income/Loss                    (0.12)        0.03        (0.11)
Net Gains or Losses on Securities
     (realized and unrealized)                (2.00)        6.78         3.76
Total from Investment Operations              (2.12)        6.81         3.65
Distributions
     Net investment income                        -            -            -
     Capital gains                            (2.95)       (0.81)       (0.73)
     Return of capital                            -            -            -
          Total Distributions                 (2.95)       (0.81)       (0.73)
Net Asset Value -
     End of Period                         $  14.23     $  19.30     $  13.30

Total Return                                 (12.16)%      51.29%       35.24%

Ratios/Supplemental Data:
Net Assets at end of period (thousands)       1,232        1,230            9
Ratio of expenses to average net assets        1.44%        1.42%        2.13%*
Ratio of net income to average net assets     (0.63)%       0.01%       (0.6)%*
Portfolio turnover rate                        1204%        1172%        2792%*

*annualized
**commencement of operations

NOTES TO FINANCIAL STATEMENTS
                                                            MAXUS LAUREATE FUND
                                                             DECEMBER 31, 2000


  1.)SIGNIFICANT ACCOUNTING POLICIES
     The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated February 10, 1993. Shares of the Fund are divided into two classes, Investor shares and Institutional shares. Each share represents an equal proportionate interest in the Fund with other shares of the same class. Investor shares incur a distribution expense. The Fund has an investment objective of achieving a high total return, a combination of capital appreciation and income, consistent with reasonable risk. This fund pursues its objective by investing exclusively in shares of other open-end registered investment companies, commonly called mutual funds. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION
     The Fund intends to invest exclusively in other open-end management investment companies (mutual funds). The investments in mutual funds are carried at market value. The market quotation used for mutual funds is the net asset value on the date on which the valuation is made.

     SECURITY TRANSACTION TIMING
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     INCOME TAXES
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains. The fund incurred an excise tax of $75,052 during the fiscal year ending December 31, 2000.

     ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     OTHER
     Generally accepted accounting principles require that permanent financial reporting and tax differences relating to shareholder distributions be reclassified to accumulated undistributed net realized gains and/or paid in capital.


  2.)INVESTMENT ADVISORY AGREEMENT
     The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc, a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund, as compensation for its services to the Fund, an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.

  3.)RELATED PARTY TRANSACTIONS
     Resource Management Inc. has two wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc.
     and Maxus Securities Corp. Maxus Asset Management was paid $468,335 in investment advisory fees during the fiscal year ended December 31, 2000. The Fund has adopted a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Maxus Securities has served as the national distributor of the Fund's shares. The Fund has entered into a distribution agreement to which the Fund pays Maxus Securities a fee, accrued daily and payable monthly at an annual rate of .50%, based on the average daily net assets for Investor class only. Maxus Securities was paid $227,535 for distribution expenses. Resource Management Inc. owns 49% of Mutual Shareholder Services. Mutual Shareholder Services performs fund accounting and transfer agency services for the Fund. Mutual Shareholder Services received fees totaling $39,694 for services rendered to the Fund for the fiscal year ending December 31, 2000. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. The fees collected by Maxus Securities represent transaction charges imposed by the custodian. Maxus Securities pays these charges to the custodian without a mark-up.

     At December 31, 2000, Maxus Securities owned 10,000 shares of the Fund.

     Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator.


  4.) CAPITAL STOCK AND DISTRIBUTION
     At December 31, 2000 an indefinite number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $43,057,758.

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.


  5.)PURCHASES AND SALES OF SECURITIES
     During the fiscal year ending December 31, 2000 purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $484,962,058 and $472,938,985 respectively.


  6.)SECURITY TRANSACTIONS
     For Federal income tax purposes, the cost of investments owned at December 31, 2000 was $41,168,854. The difference between book cost and tax cost consists of wash sales in the amount of $3,637,034.

     At December 31, 2000, the composition of unrealized appreciation (the excess of value over book cost) and depreciation (the excess of book cost over value) was as follows:

================================================================================
   Appreciation         (Depreciation)         Net Appreciation (Depreciation)
================================================================================
    4,140,085            (3,500,727)                     639,358
================================================================================


  7.) SUBSEQUENT EVENTS
     On January 2, 2001, Resource Management Inc. and subsidiaries were acquired by Fifth Third Bancorp. Related to this acquisition, the Fund was affected as follows:

     Name Changes: The name of the Fund and its Investment Advisor were changed to the Fifth Third/Maxus Laureate Fund and Fifth Third/Maxus Asset Management, respectively, on January 2, 2001.

     Distributor: The national distributor of the Fund shares as of January 2, 2001, is BISYS Fund Services L.P. ("BISYS"). The 12b-1 payment provisions of the distribution agreement with BISYS are unchanged from the 12b-1 payment provisions the Fund had with its former national distributor, Maxus Securities Corp.

     Investment Advisor: On December 28, 2000, the shareholders of the Fund approved a new investment advisory agreement with Fifth Third/Maxus Asset Management which became effective on January 2, 2001. The compensation provisions of the new investment advisory agreement are unchanged from the prior investment advisory agreement with Maxus Asset Management.

     Custodian: Custody of the Fund's assets was transferred to Fifth Third Bank on January 26, 2001.

                                   APPENDIX A

              Description of Various Strategies (and Related Risks)
                                   Employed By
                       Funds In Which the Fund May Invest

         As described in this Statement of Additional Information under "Investments and Risks," the Fund may invest in the shares of open-end investment companies (or "mutual funds"). These mutual funds (referred to in this Appendix as "underlying funds") may incur certain risks which are described in this Appendix A.

Foreign Securities

         An underlying fund may invest up to 100% of its assets in securities of foreign issuers. Investments in foreign securities involve risks relating to political and economic developments abroad as well as those that may result from the differences between the regulation to which U.S. issuers are subject and that applicable to foreign issuers. These risks may include expropriation, confiscatory taxation, withholding taxes on dividends and interest, limitations on the use or transfer of an underlying fund's assets and political or social instability or diplomatic developments.

         Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Securities of many foreign companies may be less liquid and their prices more volatile than securities of comparable U.S. companies. Moreover, the underlying funds generally calculate their net asset values and complete orders to purchase, exchange or redeem shares only on days when the New York Stock Exchange is open. However, foreign securities in which the underlying funds may invest may be listed primarily on foreign stock exchanges that may trade on other days (such as U.S. holidays and weekends). As a result, the net asset value of an underlying fund's portfolio may be significantly affected by such trading on days when the Adviser does not have access to the underlying funds and shareholders do not have access to the Fund.

         Additionally, because foreign securities ordinarily are denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect an underlying fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and capital gain, if any, to be distributed to shareholders by the underlying fund. If the value of a foreign currency rises against the U.S. dollar, the value of the underlying fund's assets denominated in that currency will increase; correspondingly, if the value of a foreign currency declines against the U.S. dollar, the value of the underlying fund's assets denominated in that currency will decrease. The exchange rates between the U.S. dollar and other currencies are determined by supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. The costs attributable to foreign investment that an underlying fund must bear frequently are higher than those attributable to domestic investing. For example, the costs of maintaining custody of foreign securities exceed custodian costs relating to domestic securities.

Foreign Currency Transactions

In connection with its portfolio transactions in securities traded in a foreign currency, an underlying fund may enter into forward contracts to purchase or sell an agreed upon amount of a specific currency at a future date that may be any fixed number of days from the date of the contract agreed upon by the parties at a price set at the time of the contract. Under such an arrangement, concurrently with the entry into a contract to acquire a foreign security for a specified amount of currency, the fund would purchase with U.S. dollars the required amount of foreign currency for delivery at the settlement date of the purchase; the fund would enter into similar forward currency transactions in connection with the sale of foreign securities. The effect of such transactions would be to fix a U.S. dollar price for the security to protect against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date the security purchased or sold and the date on which payment is made or received, the normal range of which is three to fourteen days. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades. Although such contracts tend to minimize the risk of loss due to a decline in the value of the subject currency, they tend to limit commensurately any potential gain that might result should the value of such currency increase during the contract period.

High-Yield Securities

         The Fund may, from time to time, invest in shares of underlying funds which invest in lower-rated securities (rated BBB or lower by Standard & Poor's Corporation Rating Service) or in unrated securities, when, in the view of the Adviser, such investments are consistent with the Fund's investment objective. Certain risk factors that investors should recognize as being associated with the Adviser's discretion to invest in such underlying funds are set forth below.

In general, when interest rates decline, the value of fixed income securities can be expected to rise. Conversely, when interest rates rise, the value of fixed income securities can be expected to decline. Prices of lower-rated securities (also sometimes referred to as "high-yield" securities) have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic changes or individual corporate developments. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of lower-rated securities.

The values of lower-rated securities tend to reflect individual corporate developments to a greater extent than higher-rated securities, which react primarily to fluctuations in the general level of interest rates. Further, securities rated BB or lower by Standard & Poor's are below investment grade and are considered, on balance, to be predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher rating categories. In some cases, such securities are subordinated to the prior payment of senior indebtedness, thus potentially limiting the underlying fund's ability to receive payments when senior securities are in default or to recover full principal. Many issuers of lower-rated corporate debt securities are substantially leveraged, which may impair their ability to meet debt service obligations. Also, during an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. Upon any default, the underlying fund may incur additional expenses to the extent it is required to seek recovery of the payment of principal or interest on the relevant portfolio holding.

In addition, lower-rated securities may tend to trade in markets that are relatively less liquid than the market for higher rated securities. It is thus possible that the underlying fund's ability to dispose of such securities, when its investment adviser deems it desirable to do so, may be limited. The lack of a liquid secondary market may also have an adverse impact on market price and the underlying fund's ability to dispose of particular issues when necessary to meet the underlying fund's liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the issuer. In addition, a less liquid market may interfere with the ability of the underlying fund to accurately value lower-rated securities and, consequently, value the fund's assets. Furthermore, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly-traded market.

The market for "high yield" fixed-income securities has not weathered a major economic recession and it is unknown what effect a recession might have on such securities. It is likely, however, that any such recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities. In addition, it is likely that any such economic downturn would adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Standard & Poor's Corporation ("S&P") is a private service that provides rates of the credit quality of debt obligations. A description of ratings assigned to commercial paper and corporate debt obligations by S&P can be found in Appendix A to this Prospectus. These ratings represent S&P's opinion as to the quality of the securities that they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, securities with the same maturity, interest rate and rating may have different market prices. Subsequent to its purchase by an underlying fund, an issue of securities may cease to be rated or its ratings may be reduced below the minimum rating required for purchase by an underlying fund.

Convertible Preferred Stocks and Debt Securities

Certain preferred stocks and debt securities that may be held by an underlying fund have conversion features allowing the holder to convert securities into another specified security (usually common stock) of the same issuer at a specified conversion ratio (e.g., two shares of preferred for one share of common stock) at some specified future date or period. The market value of convertible securities generally includes a premium that reflects the conversion right. That premium may be negligible or substantial. To the extent that any preferred stock or debt security remains unconverted after the expiration of the conversion period, the market value will fall to the extent represented by that premium. Illiquid Securities

An underlying fund may invest in securities for which no readily available market exists ("illiquid securities") or securities the disposition of which would be subject to legal restrictions (so-called "restricted securities") and repurchase agreements maturing in more than seven days. A considerable period may elapse between an underlying fund's decision to sell securities and the time when the fund is able to sell such securities. If, during such a period, adverse market conditions were to develop, the underlying fund might obtain a less favorable price than prevailed when it decided to sell.

Industry Concentration

   An underlying fund may concentrate its investments within one industry. Because the scope of investment alternatives within an industry is limited, the value of the shares of such an underlying fund may be subject to greater market fluctuation than an investment in a fund that invests in a broader range of securities.

Option Activities

         An underlying fund may write (i.e., sell) call options ("calls") if the calls are "covered" throughout the life of the option. A call is "covered" if the fund owns the optioned securities. When a fund writes a call, it receives a premium and gives the purchaser the right to buy the underlying security at any time during the call period (usually not more than nine months in the case of common stock) at a fixed exercise price regardless of market price changes during the call period. If the call is exercised, the fund will forego any gain from an increase in the market price of the underlying security over the exercise price.

         An underlying fund may purchase a call on securities only to effect a "closing transaction," which is the purchase of a call covering the same underlying security and having the same exercise price and expiration date as a call previously written by the fund on which it wishes to terminate its obligation. If the fund is unable to effect a closing transaction, it will not be able to sell the underlying security until the call previously written by the fund expires (or until the call is exercised and the fund delivers the underlying security).

An underlying fund also may write and purchase put options ("puts"). When a fund writes a put, it receives a premium and gives the purchaser of the put the right to sell the underlying security to the fund at the exercise price at any time during the option period. When a fund purchases a put, it pays a premium in return for the right to sell the underlying security at the exercise price at any time during the option period. An underlying fund also may purchase stock index puts, which differ from puts on individual securities in that they are settled in cash based on the values of the securities in the underlying index rather than by delivery of the underlying securities. Purchase of a stock index put is designed to protect against a decline in the value of the portfolio generally rather than an individual security in the portfolio. If any put is not exercised or sold, it will become worthless on its expiration date.

An underlying fund's option positions may be closed out only on an exchange that provides a secondary market for options of the same series, but there can be no assurance that a liquid secondary market will exist at any given time for any particular option. In this regard, trading in options on certain securities (such as U.S. Government securities) is relatively new, so that it is impossible to predict to what extent liquid markets will develop or continue.

         An underlying fund's custodian, or a securities depository acting for it, generally acts as escrow agent as to the securities on which the fund has written puts or calls, or as to other securities acceptable for such escrow so that no margin deposit is required of the fund. Until the underlying securities are released from escrow, they cannot be sold by the fund.

         In the event of a shortage of the underlying securities deliverable on exercise of an option, the Options Clearing Corporation ("OCC") has the authority to permit other, generally comparable securities to be delivered in fulfillment of option exercise obligations. If the OCC exercises its discretionary authority to allow such other securities to be delivered, it may also adjust the exercise prices of the affected options by setting different prices at which otherwise ineligible securities may be delivered. As an alternative to permitting such substitute deliveries, the OCC may impose special exercise settlement procedures.

Futures Contracts

   An underlying fund may enter into futures contracts for the purchase or sale of debt securities and stock indexes. A futures contract is an agreement between two parties to buy and sell a security or an index for a set price on a future date. Futures contracts are traded on designated "contract markets" that, through their clearing corporation, guarantee performance of the contracts.

   Generally, if market interest rates increase, the value of outstanding debt securities declines (and vice versa). Entering into a futures contract for the sale of debt securities has an effect similar to the actual sale of securities, although sale of the futures contract might be accomplished more easily and quickly. For example, if an underlying fund holds long-term U.S. Government securities and it anticipates a rise in long-term interest rates (and therefore a decline in the value of those securities), it could, in lieu of disposing of those securities, enter into futures contracts for the sale of similar long-term securities. If rates thereafter increase and the value of the fund's portfolio securities thus declines, the value of the fund's futures contracts would increase, thereby protecting the fund by preventing the net asset value from declining as much as it otherwise would have. Similarly, entering into futures contracts for the purchase of debt securities has an effect similar to the actual purchase of the underlying securities, but permits the continued holding of securities other than the underlying securities. For example, if an underlying fund expects long-term interest rates to decline, it might enter into futures contracts for the purchase of long-term securities so that it could gain rapid market exposure that may offset anticipated increases in the cost of securities it intends to purchase while continuing to hold higher-yield short-term securities or waiting for the long-term market to stabilize.

   A stock index futures contract may be used to hedge an underlying fund's portfolio with regard to market risk as distinguished from risk relating to a specific security. A stock index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date, a final cash settlement occurs. Changes in the market value of a particular stock index futures contract reflect changes in the specified index of equity securities on which the contract is based.

   There are several risks in connection with the use of futures contracts. In the event of an imperfect correlation between the futures contract and the portfolio position that is intended to be protected, the desired protection may not be obtained and the fund may be exposed to risk of loss. Further, unanticipated changes in interest rates or stock price movements may result in a poorer overall performance for the fund than if it had not entered into futures contracts on debt securities or stock indexes.

   In addition, the market price of futures contracts may be affected by certain factors. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions that could distort the normal relationship between the securities and futures markets. Second, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price distortions.

   Finally, positions in futures contracts may be closed out only on an exchange or board of trade that provides a secondary market for such futures. There is no assurance that a liquid secondary market on an exchange or board of trade will exist at any particular time.

Options on Futures Contracts

   An underlying fund may purchase and write (sell) put and call options on futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put), at a specified exercise price at any time during the option period. When an option on a futures contract is exercised, delivery of the futures position is accompanied by cash representing the difference between the current market price of the futures contract and the exercise price of the option. A fund may purchase put options on futures contracts in lieu of, and for the same purpose as, a sale of a futures contract. It also may purchase such put options in order to hedge a long position in the underlying futures contract in the same manner as it purchases "protective puts" on securities.

   As with options on securities, the holder of an option on a futures contract may terminate its position by selling an option of the same series. There is no guarantee that such closing transactions can be effected. An underlying fund is required to deposit initial margin and variation margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those applicable to futures contracts described above and, in addition, net option premiums received will be included as initial margin deposits.

In addition to the risks that apply to all options transactions, there are several special risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. There can be no certainty that liquid secondary markets for all options on futures contracts will develop. Compared to the use of futures contracts, the purchase of options on futures contracts involves less potential risk to an underlying fund because the maximum amount of risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to the fund when the use of a futures contract would not, such as when there is no movement in the prices of the underlying securities. Writing an option on a futures contract involves risks similar to those arising in the sale of futures contracts, as described above.

Short Sales

   An underlying fund may sell securities short. In a short sale, the fund sells securities that it does not own, making delivery with securities "borrowed" from a broker. The fund is then obligated to replace the borrowed securities by purchasing them at the market price at the time of replacement. This price may or may not be less than the price at which the securities were sold by the fund. Until the securities are replaced, the fund is required to pay to the lender any dividends or interest that accrue during the period of the loan. In order to borrow the securities, the fund may also have to pay a premium that would increase the cost of the securities sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out.

   The fund also must deposit in a segregated account an amount of cash or U.S. Government securities equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) the value of the collateral deposited with the broker in connection with the sale (not including the proceeds from the short sale). Each day the short position is open, the fund must maintain the segregated account at such a level that the amount deposited in it plus the amount deposited with the broker as collateral
(1) equals the current market value of the securities sold short and (2) is not less than the market value of the securities at the time they were sold short. Depending upon market conditions, up to 80% of the value of a fund's net assets may be deposited as collateral for the obligation to replace securities borrowed to effect short sales and allocated to a segregated account in connection with short sales.

   An underlying fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the fund replaces the borrowed security. The fund will realize a gain if the security declines in price between those dates. The amounts of any gain will be decreased and the amount of any loss in creased by the amount of any premium, dividends or interest the fund may be required to pay in connection with the short sale.

   A short sale is "against the box" if at all times when the short position is open the fund owns an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities sold short. Such a transaction serves to defer a gain or loss for federal income tax purposes.

Warrants

   An underlying fund may invest in warrants, which are options to purchase a specified security, usually an equity security such as common stock, at a specified price (usually representing a premium over the applicable market value of the underlying equity security at the time of the warrant's issuance) and usually during a specified period of time. Moreover, they are usually issued by the issuer of the security to which they relate. While warrants may be traded, there is often no secondary market for them. The prices of the warrants do not necessarily move parallel to the prices of the underlying securities. Holders of warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer. To the extent that the market value of the security that may be purchased upon exercise of the warrant rises above the exercise price, the value of the warrant will tend to rise. To the extent that the exercise price equals or exceeds the market value of such security, the warrant is not exercised within the specified time period, it will become worthless and the fund will lose the purchase price paid for the warrant and the right to purchase the underlying security.

Master Demand Notes

   Although the Fund itself will not do so, underlying funds (particularly money market mutual funds) may invest up to 100% of their assets in master demand notes. Master demand notes are unsecured obligations of U.S. corporations redeemable upon notice that permit investment by a fund of fluctuating amounts at varying rates of interest pursuant to direct arrangements between the fund and the issuing corporation. Because they are direct arrangements between the fund and the issuing corporation, there is no secondary market for the notes. However, they are redeemable at face value, plus accrued interest, at any time.

Repurchase Agreements

   Underlying funds, particularly money market funds, may enter into repurchase agreements with banks and broker-dealers under which they acquire securities subject to an agreement with the seller to repurchase the securities at an agreed upon time and price. These agreements are considered under the Investment Company Act of 1940 to be loans by the purchaser collateralized by the underlying securities. If the seller should default on its obligation to repurchase the securities, the underlying fund may experience delay or difficulties in exercising its rights to realize upon the securities held as collateral and might incur a loss if the value of the securities should decline.

Loans of Portfolio Securities

   An underlying fund may lend its portfolio securities provided: (1) the loan is secured continuously by collateral of U.S. Government securities or cash or cash equivalents maintained on a daily mark-to-market basis in an amount at least equal to the current market value of the securities loaned; (2) the fund may at any time call the loan and obtain the return of the securities loaned;
(3) the fund will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed one-third of the total assets of the fund. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral.

Hedging

   An underlying fund may employ many of the investment techniques described in this section not only for investment purposes, but also for hedging purposes. For example, an underlying fund may purchase or sell put and call options on common stocks to hedge against movements in individual common stock prices, or purchase and sell stock index futures and related options to hedge against marketwide movements in common stock prices. Although such hedging techniques generally tend to minimize the risk of loss that is hedged against, they also may limit commensurately the potential gain that might have resulted had the hedging transaction not occurred. Also, the desired protection generally resulting from hedging transactions may not always be achieved.


   An underlying fund may borrow up to 25% of the value of its net assets on an unsecured basis from banks to increase its holdings of portfolio securities.
Under the Investment Company Act of 1940, the fund is required to maintain continuous asset coverage of 300% with respect to such borrowings and to sell (within three days) sufficient portfolio holdings to restore such coverage if it should decline to less than 300% due to market fluctuations or otherwise, even if disadvantageous from an investment standpoint. Leveraging will exaggerate the effect of any increase or decrease in value of portfolio securities on the fund's net asset value, and money borrowed will be subject to interest costs (which may include commitment fees and/or the cost of maintaining minimum average balances) which may or may not exceed the interest and option premiums received from the securities purchased with borrowed funds.

                                     PART C

                                OTHER INFORMATION

Item 23. Exhibits.

             Exhibit
             Number        Description

             a             Amended and Restated Declaration of Trust. (1)

             b             Amended and Restated By-Laws. (1)

             c             None.

             d             Investment Advisory and Administration Agreement.

             e             Distribution Agreement.

             f             None.

             g             Custody Agreement.

             h(1)          Administration Agreement. (1)

             h(2)          Accounting Services Agreement. (1)

             i             Opinion and consent. (3)

             j             Consent of Independent Auditors.

             k             None.

             l Subscription Agreement between the Fund and Resource Management Inc.(2)

             m             Distribution and Shareholder Servicing Plan.

             n             Financial Data Schedule

(1) Incorporated by reference to the corresponding exhibit to Post-Effective Amendment No. 6 to Registration Statement No. 33-58514.

(2) Incorporated by reference to the corresponding exhibit to Registration Statement No. 33-58514.

(3) Incorporated by reference to the corresponding exhibit to Pre-Effective Amendment No. 1 to Registration Statement No. 33-53514.

Item 24. Persons Controlled by or Under Common Control with Registrant.

                  The Fund, together with Fifth Third/Maxus Income Fund, Fifth Third/Maxus Equity Fund and MaxFund Trust (three other investment companies), may be deemed to be under common control on the basis of the fact that all officers and Trustees of the Fund are also officers and Trustees of the other three funds.

Item 25. Indemnification

         Reference is made to Article VIII of the Registrant's Amended and Restated Declaration of Trust filed as Exhibit a. The application of these provisions is limited by Article 10 of the Registrant's Amended and Restated By-laws filed as Exhibit b and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of the Investment Adviser.

                  The directors of Fifth Third/Maxus Asset Management, Inc. ("FTMAM") are Richard A. Barone, Denis J. Amato and Robert
                  W. Curtin.

                  The officers of FTMAM are Richard A. Barone (President), Denis J. Amato (Senior Vice President) and Robert W. Curtin (Secretary).

Item 27. Principal Underwriters.

               (a) BISYS Fund Services Limited Partnership, the distributor for the Fund, also distributes securities for Fifth Third/Maxus Laureate Fund, Fifth Third/Maxus Equity Fund and MaxFund Trust, Alpine Equity Trust, American Independence Funds Trust, American Performance Funds, AmSouth Mutual Funds, The BB&T Mutual Funds Group, The Coventry Group, The Eureka Funds, Fifth Third Funds, Hirtle Callaghan Trust, HSBC Funds Trust and HSBC Mutual Funds Trust, The Infinity Mutual Funds, Inc., LEADER Funds, Mercantile Mutual Funds, Inc., Metamarkets.com Funds, Meyers Investment Trust, MMA Praxis Mutual Funds, M.S.D.&T. Funds, Old Westbury Funds, Pacific Capital Funds, The Republic Investor Trust, Republic Advisor Funds Trust, Summit Investment Trust, Variable Insurance Funds, The Victory Portfolios, The Victory Variable Insurance Funds, USAllianz Variable Insurance Products Trust, WHATIFI Funds, and Vintage Funds, Inc., each of which is an investment management company.

               (b) Directors, officers and partners of BISYS, as of January 18, 2001, were as follows:

Name and Principal Business   Positions and Offices with   Positions and Offices
          Address                        BISYS                   Registrant
WC Subsidiary Corp.              Sole Limited Partner               None
BISYS Fund Services, Inc.        Sole General Partner               None
Dennis Sheehan                    Executive Officer                 None
William Tomko                    Supervising Principal              None
Gregory Trichtinger                 Vice President                  None
Andrew Corbin                       Vice President                  None
Robert Tuch                       Assistant Secretary               None
Olu T. Lawal                     Financial Operations               None

Item 28. Location of Accounts and Records.

                  All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant 1404 East Ninth Street, Cleveland, Ohio 44114, except that all records relating to the activities of the Fund's Custodian are maintained at the office of the Custodian, Fifth Third Bank, 38 Fountain Plaza Square, Cincinnati, Ohio 45263.

Item 29. Management Services.

                  Not Applicable.

Item 30. Undertakings.

                  Not Applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 27th day of April, 2001. The Registrant represents that this Amendment is filed solely for one or more of the purposes specified in Rule 485(b)(1) and no material event requiring disclosure in the prospectus, other than one listed in Rule 485(b)(1), has occurred since the effective date of its most recent post-effective amendment which included a prospectus.

                                                 FIFTH THIRD/MAXUS LAUREATE FUND

                                                 By:/s/ Richard A. Barone
                                                 Richard A. Barone, Chairman

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                     Title                              Date


Richard A. Barone             Chairman, Treasurer                April 27, 2001
                              and Trustee (Principal
                              Executive Officer,
                              Financial Officer and
                              Accounting Officer)


Raj Aggarwal                  Trustee                            April 27, 2001



Denis J. Amato                Trustee                            April 27, 2001



Kent W. Clapp                 Trustee                            April 27, 2001



Robert H. Fritz               Trustee                            April 27, 2001



Steven M. Kasarnich           Trustee                            April 27, 2001



Burton D. Morgan              Trustee                            April 27, 2001



Michael A. Rossi              Trustee                            April 27, 2001



Joseph H. Smith               Trustee                            April 27, 2001

                INVESTMENT ADVISORY AND ADMINISTRATION AGREEMENT


                                                              January 2, 2001


Maxus Asset Management Inc.
The Tower at Erieview - 36th Floor
1301 East Ninth Street
Cleveland, OH 44114

Dear Sirs:

         Fifth Third/Maxus Laureate Fund, an Ohio business trust (the "Trust"), herewith confirms its agreement with you ("MAM") as follows:

         The Trust desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in its Prospectus as from time to time in effect, copies of which have been or will be submitted to MAM, and in such manner and to such extent as may from time to time be approved by the Board of Trustees of the Trust. The Trust desires to employ MAM to act as the investment adviser and administrator for its investment portfolio Fifth Third/Maxus Laureate Fund and such other investment portfolios as the Trust may from time to time create (individually, a "Fund" or collectively, the "Funds").

         Subject to the supervision and approval of the Board of Trustees, MAM will provide investment management of each Fund's portfolio in accordance with each Fund's investment objective and policies as stated in its most recent Prospectus delivered to MAM, upon which MAM shall be entitled to rely. In connection therewith, MAM will provide investment research and supervision of each Fund's investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets. MAM will furnish to the Trust such statistical information with respect to the investments which each Fund may hold or contemplate purchasing as the Trust may reasonably request. The Board wishes to be kept in touch with important developments materially affecting its portfolio and shall expect MAM, on its own initiative, to furnish to the Board from time to time such information as MAM may believe appropriate for this purpose.

         In providing investment management services to the Trust, MAM shall give primary consideration to securing the most favorable price and efficient execution. In so doing, MAM may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of MAM may be a party. The Trust recognizes that it is desirable that MAM have access to supplemental investment and market research and security and economic analyses provided by brokers and that such brokers may execute brokerage transactions at a higher cost to the Trust than may result when allocating brokerage to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, MAM is authorized to pay higher brokerage commissions for the purchase and sale of securities for each Fund to brokers who provide such research and analyses, subject to review by the Board of Trustees from time to time with respect to the extent and continuation of this practice. It is understood that the services provided by such brokers may be useful to MAM in connection with its services to other clients.

         On occasions when MAM deems the purchase or sale of a security to be in the best interest of each Fund as well as other clients, MAM, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by MAM in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

         MAM shall provide the Trust with such office facilities and clerical and administrative services necessary to manage the business affairs of the Trust. In addition, MAM will prepare and file various returns, reports and registrations required by Federal and state law and respond to shareholder communications. Subject to the direction of the Board of Trustees, MAM shall be responsible for the overall management of the business affairs of the Trust.

         MAM shall exercise its best judgment in rendering to the Trust the services described above and the Trust agrees as an inducement to MAM's undertaking the same that MAM shall not be liable hereunder for any mistake of judgment or in any other event whatsoever, provided that nothing herein shall be deemed to protect or purport to protect MAM against any liability to the Trust or to its security holders to which MAM would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of MAM's reckless disregard of its obligations and duties hereunder.

         MAM shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as it shall from time to time determine to be necessary or useful to the performance of its obligations under this Agreement. Without limiting the generality of the foregoing, the staff and personnel of MAM shall be deemed to include persons employed or otherwise retained by MAM to furnish statistical and other factual data, advice regarding economic factors and trends, information with respect to technical and scientific developments, and such other information, advice and assistance as MAM may desire. MAM shall, as agent for the Trust, maintain the Trust's records and books of account (other than those maintained by the Fund's transfer agent, registrar, custodian and other agencies), including records of portfolio transactions. All such books and records so maintained shall be the property of each Fund and, upon request therefore, MAM shall surrender to such Fund such of the books and records so requested.

         MAM shall bear the cost of rendering the investment management, supervisory and administrative services to be performed by it under this Agreement, and shall, at its own expense, pay the compensation of the officers and employees, if any, of the Trust who are employees of MAM, and provide such office space, facilities and equipment, such clerical help and accounting, data processing, bookkeeping and internal auditing services as the Trust shall reasonably require in the conduct of its business and the cost of telephone service, heat, light, power and other utilities provided to the Trust. The Trust shall bear all other expenses to be incurred in the operation of the Trust, including charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing stock certificates, if any; registration costs of the Trust and its shares under Federal and state securities laws; the cost and expense of printing, including typesetting, and distributing prospectuses of the Trust and supplements thereto to the Trust's shareholders; all expenses of shareholders' and trustees' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; fees and travel expenses of trustees' or members of any advisory board or committee who are not employees of MAM or any corporate affiliate of MAM; all expenses incident to any dividend, withdrawal or redemption options; charges and expenses of any outside service used for pricing of each Fund's portfolio securities; fees and expenses of legal counsel, including counsel to the trustees who are not interested persons of the Trust or of MAM and independent accountants; membership dues of industry associations; interest on Fund borrowings; postage; liability insurance premiums on property or personnel (including officers and trustees) of the Trust which inure to their benefit; and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto).

         In consideration of services rendered pursuant to this Agreement, the Trust will pay MAM on the first business day of each month a fee at the annual rate of one percent (1%) of the average value of each Fund's daily net assets up to One Hundred Fifty Million Dollars ($150,000,000.00). and seventy-five hundredths percent (0.75%) of the average value of each Fund's daily net assets in excess of One Hundred Fifty Million Dollars ($150,000,000.00). Net asset value shall be computed at least once each business day. The fee for the period from the date the initial registration statement of the Fund is declared effective by the Securities and Exchange Commission to the end of the month during which such initial registration shall have been declared effective by the Securities and Exchange Commission shall be prorated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, such fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to MAM, the value of each Fund's net assets shall be computed in the manner specified in such Fund's Prospectus for the computation of the value of such net assets.

         The Trust understands that MAM now acts and will continue to act as investment adviser to various fiduciary or other managed accounts, and the Trust has no objection to MAM's so acting. In addition, it is understood that the persons employed by MAM to assist in the performance of its duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of MAM or any affiliate of MAM to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

         The Trust understands that MAM now acts and may in the future act as investment adviser to one or more other investment companies, and the Trust has no objection to MAM's so acting, provided that when two or more companies managed by MAM have available funds for investment in money market instruments, available money market investments will be allocated in accordance with a formula believed to be equitable to each company. It is recognized that in some cases this procedure may adversely affect the size of the position obtainable for the Funds.

         MAM shall not be liable for any error of judgment or mistake of law or for any loss suffered by any Fund in connection with the matters to which this Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, partner, employee, or agent of MAM who may be or become an officer, trustee, employee or agent of the Trust, shall be deemed, when rendering services to the Trust or acting on any business of the Trust, to be rendering such services to, or acting solely for, the Fund and not as an officer, partner, employee, or agent or one under the control or direction of MAM even though paid by it.

         This Agreement shall become effective on the date hereof and shall continue in force for a period of one (1) years and from year to year thereafter, provided such continuance is specifically approved at least annually by (i) the Board of Trustees or (ii) as to any Fund, by a vote of a majority (as defined in the Investment Company Act of 1940, as amended) of such Fund's outstanding voting securities; provided that in either event the continuance is also approved by a majority of the Trustees who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. This Agreement is terminable without penalty, at any time by (i) the Board of Trustees on 60 days written notice to MAM or (ii) as to any Fund, by vote of holders of a majority of such Fund's shares on 60 days written notice to MAM or by (iii) MAM on 60 days written notice to the Fund. This Agreement will also terminate automatically in the event of its assignment (as defined in said Act).

         Neither the Trustees, shareholders, officers, employees or agents of the Trust shall be personally liable upon, nor shall resort be had to their private property for the satisfaction of, any obligations of the Trust hereunder, and MAM shall look solely to the property of the Trust for the satisfaction of any claim hereunder.

         If the foregoing is in accordance with your understanding, kindly so indicate by signing and returning to us the enclosed copy hereof.

                                            Very truly yours,

                                            FIFTH THIRD/MAXUS LAUREATE FUND

                                            By:/s/Richard A. Barone
Accepted:                                   Richard A. Barone, Chairman

MAXUS ASSET MANAGEMENT INC.


By:______________________________

                              DISTRIBUTION AGREEMENT


         AGREEMENT made this 2nd day of January, 2001, between FIFTH THIRD MAXUS LAUREATE FUND (the "Company"), an Ohio business trust having its principal place of business at The Tower at Erie View, 36th Floor, 1301 E. Ninth Street, Cleveland, Ohio 44114, and BISYS FUND SERVICES LIMITED PARTNERSHIP D/B/A BISYS FUND SERVICES ("Distributor"), having its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219.

         WHEREAS, the Company is an open-end management investment company, organized as an Ohio business trust and registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, it is intended that Distributor act as the distributor of the shares of beneficial interest or common stock ("Shares") of each of the investment portfolios of the Company (such portfolios being referred to individually as a "Fund" and collectively as the "Funds").

         NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

         1.       Services as Distributor.

                  1.1 Distributor will act as agent for the distribution of the Shares covered by the registration statement and prospectus of the Company then in effect under the Securities Act of 1933, as amended (the "Securities Act"). As used in this Agreement, the term "registration statement" shall mean Parts A (the prospectus), B (the Statement of Additional Information) and C of each registration statement that is filed on Form N-1A, or any successor thereto, with the Commission, together with any amendments thereto. The term "prospectus" shall mean each form of prospectus and Statement of Additional Information used by the Funds for delivery to shareholders and prospective shareholders after the effective dates of the above referenced registration statements, together with any amendments and supplements thereto.

                  1.2 Distributor agrees to use appropriate efforts to solicit orders for the sale of the Shares and will undertake such advertising and promotion as it believes reasonable in connection with such solicitation. The Company understands that Distributor is now and may in the future be the distributor of the shares of several investment companies or series (together, "Investment Companies") including Companies having investment objectives similar to those of the Company. The Company further understands that investors and potential investors in the Company may invest in shares of such other Investment Companies. The Company agrees that Distributor's duties to such Investment Companies shall not be deemed in conflict with its duties to the Company under this paragraph 1.2.

                           Except as provided in Section 2 herein,  Distributor
shall, at its own expense, finance appropriate activities which it deems reasonable, which are primarily intended to result in the sale of the Shares, including, but not limited to, advertising, compensation of underwriters, dealers and sales personnel, the printing and mailing of prospectuses to other than current Shareholders, and the printing and mailing of sales literature.

                  1.3 In its capacity as distributor of the Shares, all activities of Distributor and its partners, agents, and employees shall comply with all applicable laws, rules and regulations, including, without limitation, the 1940 Act, all rules and regulations promulgated by the Commission thereunder and all rules and regulations adopted by any securities association registered under the Securities Exchange Act of 1934.

                  1.4 Distributor will provide one or more persons, during normal business hours, to respond to telephone questions with respect to the Company.

                  1.5 Distributor will transmit any orders received by it for purchase or redemption of the Shares to the transfer agent and custodian for the Funds.

                  1.6 Whenever in their judgment such action is warranted by unusual market, economic or political conditions, or by abnormal circumstances of any kind, the Company's officers may decline to accept any orders for, or make any sales of, the Shares until such time as those officers deem it advisable to accept such orders and to make such sales.

                  1.7 Distributor will act only on its own behalf as principal if it chooses to enter into selling agreements with selected dealers or others.

                  1.8 The Company agrees at its own expense to execute any and all documents and to furnish any and all information and otherwise to take all actions that may be reasonably necessary in connection with the qualification of the Shares for sale in such states as Distributor may designate.

                  1.9 The Company shall furnish from time to time, for use in connection with the sale of the Shares, such information with respect to the Funds and the Shares as Distributor may reasonably request; and the Company warrants that the statements contained in any such information shall fairly show or represent what they purport to show or represent. The Company shall also furnish Distributor upon request with: (a) unaudited semi-annual statements of the Funds' books and accounts prepared by the Company, (b) a monthly itemized list of the securities in the Funds, (c) monthly balance sheets as soon as practicable after the end of each month, and (d) from time to time such additional information regarding the financial condition of the Funds as Distributor may reasonably request.

                  1.10 The Company represents to Distributor that, with respect to the Shares, all registration statements and prospectuses filed by the Company with the Commission under the Securities Act have been carefully prepared in conformity with requirements of said Act and rules and regulations of the Commission thereunder. The registration statement and prospectus contain all statements required to be stated therein in conformity with said Act and the rules and regulations of said Commission and all statements of fact contained in any such registration statement and prospectus are true and correct. Furthermore, neither any registration statement nor any prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading to a purchaser of the Shares. The Company may, but shall not be obligated to, propose from time to time such amendment or amendments to any registration statement and such supplement or supplements to any prospectus as, in the light of future developments, may, in the opinion of the Company's counsel, be necessary or advisable. If the Company shall not propose such amendment or amendments and/or supplement or supplements within fifteen days after receipt by the Company of a written request from Distributor to do so, Distributor may, at its option, terminate this Agreement. The Company shall not file any amendment to any registration statement or supplement to any prospectus without giving Distributor reasonable notice thereof in advance; provided, however, that nothing contained in this Agreement shall in any way limit the Company's right to file at any time such amendments to any registration statement and/or supplements to any prospectus, of whatever character, as the Company may deem advisable, such right being in all respects absolute and unconditional.

                  1.11 The Company may request Distributor to use an electronic processing system over the internet in which electronically transmitted orders are forwarded electronically for processing by a third party known to the Company under circumstances in which Distributor will not review the orders. Under such circumstances, the Company acknowledges and agrees that it will independently determine that the third party is a satisfactory service provider and that Distributor's review will not be necessary. The Company authorizes Distributor and dealers to use any prospectus in the form furnished from time to time in connection with the sale of the Shares. The Company agrees to indemnify, defend and hold Distributor, its several partners and employees, and any person who controls Distributor within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which Distributor, its partners and employees, or any such controlling person, (a) may incur arising out of or based upon the electronic processing of orders over the internet or (b) may incur under the Securities Act or under common law or otherwise, arising out of or based upon (i) any untrue statement, or alleged untrue statement, of a material fact contained in any registration statement or any prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any registration statement or any prospectus or necessary to make the statements in either thereof not misleading or (iii) any Company advertisement or sales literature that is not in compliance with applicable laws, rules or regulations (including, but not limited to the Conduct Rules of the National Association of Securities Dealers, Inc.); provided, however, that the Company's agreement to indemnify Distributor, its partners or employees, and any such controlling person shall not be deemed to cover any claims, demands, liabilities or expenses arising out of any statements or representations as are contained in any prospectus, advertisement or sales literature and in such financial and other statements as are furnished in writing to the Company by Distributor and used in the answers to the registration statement or in the corresponding statements made in the prospectus, advertisement or sales literature, or arising out of or based upon any omission or alleged omission to state a material fact in connection with the giving of such information required to be stated in such answers or necessary to make the answers not misleading; and further provided that the Company's agreement to indemnify Distributor and the Company's representations and warranties hereinbefore set forth in paragraph 1.10 shall not be deemed to cover any liability to the Company or its Shareholders to which Distributor would otherwise be subject by reason of willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of Distributor's reckless disregard of its obligations and duties under this Agreement. The Company's agreement to indemnify Distributor, its partners and employees and any such controlling person, as aforesaid, is expressly conditioned upon the Company being notified of any action brought against Distributor, its partners or employees, or any such controlling person, such notification to be given by letter or by telegram addressed to the Company at its principal office in Columbus, Ohio and sent to the Company by the person against whom such action is brought, within 10 days after the summons or other first legal process shall have been served. The failure to so notify the Company of any such action shall not relieve the Company from any liability which the Company may have to the person against whom such action is brought by reason of any such untrue, or allegedly untrue, statement or omission, or alleged omission, otherwise than on account of the Company's indemnity agreement contained in this paragraph 1.11. The Company will be entitled to assume the defense of any suit brought to enforce any such claim, demand or liability, but, in such case, such defense shall be conducted by counsel of good standing chosen by the Company and approved by Distributor, which approval shall not be unreasonably withheld. In the event the Company elects to assume the defense of any such suit and retain counsel of good standing approved by Distributor, the defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Company does not elect to assume the defense of any such suit, or in case Distributor reasonably does not approve of counsel chosen by the Company, the Company will reimburse Distributor, its partners and employees, or the controlling person or persons named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by Distributor or them. The Company's indemnification agreement contained in this paragraph
1.11 and the Company's representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of Distributor, its partners and employees, or any controlling person, and shall survive the delivery of any Shares.

                           This Agreement of indemnity  will inure  exclusively
to Distributor's benefit, to the benefit of its several partners and employees, and their respective estates, and to the benefit of the controlling persons and their successors. The Company agrees promptly to notify Distributor of the commencement of any litigation or proceedings against the Company or any of its officers or Directors in connection with the issue and sale of any Shares.

                  1.12 Distributor agrees to indemnify, defend and hold the Company, its several officers and Trustees/Directors (hereinafter referred to as "Directors") and any person who controls the Company within the meaning of
Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands, or liabilities and any counsel fees incurred in connection therewith) which the Company, its officers or Directors or any such controlling person, may incur under the Securities Act or under common law or otherwise, but only to the extent that such liability or expense incurred by the Company, its officers or Directors or such controlling person resulting from such claims or demands, shall arise out of or be based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by Distributor to the Company and used in the answers to any of the items of the registration statement or in the corresponding statements made in the prospectus, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by Distributor to the Company required to be stated in such answers or necessary to make such information not misleading. Distributor's agreement to indemnify the Company, its officers and Directors, and any such controlling person, as aforesaid, is expressly conditioned upon Distributor being notified of any action brought against the Company, its officers or Directors, or any such controlling person, such notification to be given by letter or telegram addressed to Distributor at its principal office in Columbus, Ohio, and sent to Distributor by the person against whom such action is brought, within 10 days after the summons or other first legal process shall have been served. Distributor shall have the right of first control of the defense of such action, with counsel of its own choosing, satisfactory to the Company, if such action is based solely upon such alleged misstatement or omission on Distributor's part, and in any other event the Company, its officers or Directors or such controlling person shall each have the right to participate in the defense or preparation of the defense of any such action. The failure to so notify Distributor of any such action shall not relieve Distributor from any liability which Distributor may have to the Company, its officers or Directors, or to such controlling person by reason of any such untrue or alleged untrue statement, or omission or alleged omission, otherwise than on account of Distributor's indemnity agreement contained in this paragraph 1.12.

                  1.13 No Shares shall be offered by either Distributor or the Company under any of the provisions of this Agreement and no orders for the purchase or sale of Shares hereunder shall be accepted by the Company if and so long as the effectiveness of the registration statement then in effect or any necessary amendments thereto shall be suspended under any of the provisions of the Securities Act or if and so long as a current prospectus as required by
Section 10(b)(2) of said Act is not on file with the Commission; provided, however, that nothing contained in this paragraph 1.13 shall in any way restrict or have an application to or bearing upon the Company's obligation to repurchase Shares from any Shareholder in accordance with the provisions of the Company's prospectus, Declaration of Trust/Articles of Incorporation, or Bylaws.

                  1.14 The Company agrees to advise Distributor as soon as reasonably practical by a notice in writing delivered to Distributor or its counsel:

                           (a) of any request by the Commission for amendments to the registration statement or prospectus then in effect or for additional information;

                           (b) in the event of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or prospectus then in effect or the initiation by service of process on the Company of any proceeding for that purpose;

                           (c) of the happening of any event that makes untrue any statement of a material fact made in the registration statement or prospectus then in effect or which requires the making of a change in such registration statement or prospectus in order to make the statements therein not misleading; and

                           (d) of all action of the Commission with respect to any amendment to any registration statement or prospectus which may from time to time be filed with the Commission.

                           For  purposes  of  this  section,  informal  requests
by or acts of the Staff of the Commission shall not be deemed actions of or requests by the Commission.

                  1.15 Distributor agrees on behalf of itself and its partners and employees to treat confidentially and as proprietary information of the Company all records and other information relative to the Company and its prior, present or potential Shareholders, and not to use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except, after prior notification to and approval in writing by the Company, which approval shall not be unreasonably withheld and may not be withheld where Distributor may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Company.

                  1.16 This Agreement shall be governed by the laws of the State of Ohio.

                  1.17 In the event Distributor purchases the initial shares of the Company for purposes of satisfying the minimum net worth requirements set forth in Section 14 (a) of the 1940 Act, and a notice of termination is subsequently given or this Agreement is otherwise terminated pursuant to Section 6 herein for any reason prior to the time that organizational expenses incurred by the Company have been fully amortized, then the Company shall either (i) cause the successor distributor of the shares (the "Successor Distributor") to pay to Distributor, within ten (10) days prior to the termination of this Agreement, an amount of cash that is sufficient to purchase the initial shares that are held by Distributor or (ii) enable Distributor to redeem the initial shares of the Company that it holds by causing the Successor Distributor to contribute to the Company, within ten (10) days prior to the termination of this Agreement, any unamortized organizational costs in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of such contribution. In the latter case, Distributor shall be entitled to redeem any or all of the initial shares that it holds and receive redemption proceeds without any reduction in the amount of such proceeds, prior to the termination of this Agreement.

         2.       Fee.

                  Distributor shall receive from the Funds identified in the Distribution and Shareholder Service Plan attached as Schedule A hereto (the "Distribution Plan Funds") a distribution fee at the rate and upon the terms and conditions set forth in such Plan. The distribution fee shall be accrued daily and shall be paid on the first business day of each month, or at such time(s) as the Distributor shall reasonably request.

         3.       Sale and Payment.

                  Shares of a Fund may be subject to a sales load and may be subject to the imposition of a distribution fee pursuant to the Distribution and Shareholder Service Plan referred to above. To the extent that Shares of a Fund are sold at an offering price which includes a sales load or at net asset value subject to a contingent deferred sales load with respect to certain redemptions (either within a single class of Shares or pursuant to two or more classes of Shares), such Shares shall hereinafter be referred to collectively as "Load Shares" (in the case of Shares that are sold with a front-end sales load or Shares that are sold subject to a contingent deferred sales load), "Front-End Load Shares" or "CDSL Shares" and individually as a "Load Share," a "Front-End Load Share" or a "CDSL Share." A Fund that contains Front-End Load Shares shall hereinafter be referred to collectively as "Load Funds" or "Front-End Load Funds" and individually as a "Load Fund" or a "Front-end Load Fund." A Fund that contains CDSL Shares shall hereinafter be referred to collectively as "Load Funds" or "CDSL Funds" and individually as a "Load Fund" or a "CDSL Fund." Under this Agreement, the following provisions shall apply with respect to the sale of, and payment for, Load Shares.

                  3.1 Distributor shall have the right to purchase Load Shares at their net asset value and to sell such Load Shares to the public against orders therefor at the applicable public offering price, as defined in Section 4 hereof. Distributor shall also have the right to sell Load Shares to dealers against orders therefor at the public offering price less a concession determined by Distributor, which concession shall not exceed the amount of the sales charge or underwriting discount, if any, referred to in Section 4 below.

                  3.2 Prior to the time of delivery of any Load Shares by a Load Fund to, or on the order of, Distributor, Distributor shall pay or cause to be paid to the Load Fund or to its order an amount in Boston or New York clearing house funds equal to the applicable net asset value of such Shares. Distributor may retain so much of any sales charge or underwriting discount as is not allowed by Distributor as a concession to dealers.

         4.       Public Offering Price.

                  The public offering price of a Load Share shall be the net asset value of such Load Share, plus any applicable sales charge, all as set forth in the current prospectus of the Load Fund. The net asset value of Shares shall be determined in accordance with the provisions of the Declaration or Trust/Articles of Incorporation and Bylaws of the Company and the then-current prospectus of the Load Fund.

         5.       Issuance of Shares.

                  The Company reserves the right to issue, transfer or sell Load Shares at net asset value (a) in connection with the merger or consolidation of the Company or the Load Fund(s) with any other investment company or the acquisition by the Company or the Load Fund(s) of all or substantially all of the assets or of the outstanding Shares of any other investment company; (b) in connection with a pro rata distribution directly to the holders of Shares in the nature of a stock dividend or split; (c) upon the exercise of subscription rights granted to the holders of Shares on a pro rata basis; (d) in connection with the issuance of Load Shares pursuant to any exchange and reinvestment privileges described in any then-current prospectus of the Load Fund; and (e) otherwise in accordance with any then-current prospectus of the Load Fund.

         6.       Term, Duration and Termination.

                  This Agreement shall become effective with respect to each Fund listed on Schedule A hereof as of the date first written above (or, if a particular Fund is not in existence on such date, on the date an amendment to Schedule A to this Agreement relating to that Fund is executed) and, unless sooner terminated as provided herein, shall continue until January 1, 2003. Thereafter, if not terminated, this Agreement shall continue with respect to a particular Fund automatically for successive one-year terms, provided that such continuance is specifically approved at least annually by (a) by the vote of a majority of those members of the Company's Directors who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting for the purpose of voting on such approval and (b) by the vote of the Company's Directors or the vote of a majority of the outstanding voting securities of such Fund. This Agreement is terminable without penalty, on not less than sixty days' prior written notice, by the Company's Directors, by vote of a majority of the outstanding voting securities of the Company or by the Distributor. This Agreement will also terminate automatically in the event of its assignment. (As used in this Agreement, the terms "majority of the outstanding voting securities," "interested persons" and "assignment" shall have the same meanings as ascribed to such terms in the 1940 Act.)

         IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

                                       FIFTH THIRD MAXUS LAUREATE FUND


                                       By:________________________________

                                       Title:_______________________________

                                       Date:_______________________________




                                       BISYS FUND SERVICES
                                       LIMITED PARTNERSHIP

                                       By:  BISYS Fund Services, Inc.,
                                            General Partner

                                       By:________________________________

                                       Title:_______________________________

                                       Date:_______________________________

                                                       Dated: January 2, 2001


                                   SCHEDULE A
                          TO THE DISTRIBUTION AGREEMENT
                                     BETWEEN
                         FIFTH THIRD MAXUS LAUREATE FUND
                                       AND
                     BISYS FUND SERVICES LIMITED PARTNERSHIP


                              AMENDED AND RESTATED
                   DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

                                CUSTODY AGREEMENT


THIS AGREEMENT, is made as of January 2, 2001, by and between Fifth Third/ Maxus Laureate Fund, a business trust organized under the laws of the State of Ohio (the "Trust"), and FIFTH THIRD BANK, a banking company organized under the laws of the State of Ohio (the "Custodian").

                                   WITNESSETH:

WHEREAS, the Trust desires that the Securities and cash of each of the investment portfolios identified in Exhibit A hereto (such investment portfolios and individually referred to herein as a "Fund" and collectively as the "Funds"), be held and administered by the Custodian pursuant to this Agreement; and

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Custodian represents that it is a bank having the qualifications prescribed in Section 26(a)(i) of the 1940 Act;

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Trust and the Custodian hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

1.01 "Authorized Person" means any Officer or other person duly authorized by resolution of the Board of Trustees to give Oral Instructions and Written Instructions on behalf of the Trust and named in Exhibit B hereto or in such resolutions of the Board of Trustees, certified by an Officer, as may be received by the Custodian from time to time.

1.02 "Board of Trustees" shall mean the Trustees from time to time serving under the Trust's Agreement and Declaration of Trust, as from time to time amended.


1.03 "Book-Entry System" shall mean a federal book-entry system as provided in Subpart O of Treasury Circular No. 300, 31 CFR 306, in Subpart B of 31 CFR
     Part 350, or in such book-entry regulations of federal agencies as are substantially in the form of such Subpart O.

1.04 "Business Day" shall mean any day recognized as a settlement day by The New York Stock Exchange, Inc. and any other day for which the Fund computes the net asset value of the Fund.


1.05 "NASD" shall mean The National Association of Securities Dealers, Inc.

1.06 "Officer" shall mean the President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer, or any Assistant Treasurer of the Trust.


1.07 "OralInstructions" shall mean instructions orally transmitted to and accepted by the Custodian because such instructions are: (i) reasonably believed by the Custodian to have been given by an Authorized Person, (ii) recorded and kept among the records of the Custodian made in the ordinary course of business and (iii) orally confirmed by the Custodian. The Trust shall cause all Oral Instructions to be confirmed by Written Instructions. If such Written Instructions confirming Oral Instructions are not received by the Custodian prior to a transaction, it shall in no way affect the validity of the transaction or the authorization thereof by the Trust. If Oral Instructions vary from the Written Instructions which purport to confirm them, the Custodian shall notify the Trust of such variance but such Oral Instructions will govern unless the Custodian has not yet acted.

1.08 "Custody Account" shall mean any account in the name of the Trust, which is provided for in Section 3.2 below.


1.09 "Proper Instructions" shall mean Oral Instructions or Written Instructions. Proper Instructions may be continuing Written Instructions when deemed appropriate by both parties.

1.10 "Securities Depository" shall mean The Participants Trust Company or The Depository Trust Company and (provided that Custodian shall have received a copy of a resolution of the Board of Trustees, certified by an Officer, specifically approving the use of such clearing agency as a depository for the Trust) any other clearing agency registered with the Securities and Exchange Commission under Section 17A of the Securities and Exchange Act of 1934 (the "1934 Act"), which acts as a system for the central handling of Securities where all Securities of any particular class or series of an issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of the Securities.


1.11 "Securities" shall include, without limitation, common and preferred stocks, bonds, call options, put options, debentures, notes, bank certificates of deposit, bankers' acceptances, mortgage-backed securities, other money market instruments or other obligations, and any certificates, receipts, warrants or other instruments or documents representing rights to receive, purchase or subscribe for the same, or evidencing or representing any other rights or interests therein, or any similar property or assets that the Custodian has the facilities to clear and to service.

1.12 "Shares" shall mean the units of beneficial interest issued by the Trust.

1.13 "Written Instructions" shall mean (i) written communications actually received by the Custodian and signed by one or more persons as the Board of Trustees shall have from time to time authorized, or (ii) communications by telex or any other such system from a person or persons reasonably believed by the Custodian to be Authorized, or (iii) communications transmitted electronically through the Institutional Delivery System (IDS), or any other similar electronic instruction system acceptable to Custodian and approved by resolutions of the Board of Trustees, a copy of which, certified by an Officer, shall have been delivered to the Custodian.

                                   ARTICLE II

                            APPOINTMENT OF CUSTODIAN

2.1 Appointment. The Trust hereby constitutes and appoints the Custodian as custodian of all Securities and cash owned by or in the possession of the Trust at any time during the period of this Agreement, provided that such Securities or cash at all times shall be and remain the property of the Trust.

2.2 Acceptance. The Custodian hereby accepts appointment as such custodian and agrees to perform the duties thereof as hereinafter set forth and in accordance with the 1940 Act as amended. Except as specifically set forth herein, the Custodian shall have no liability and assumes no responsibly for any non-compliance by the Trust or a Fund of any laws, rules or regulations.

                                   ARTICLE III

                         CUSTODY OF CASH AND SECURITIES

3.1 Segregation. All Securities and non-cash property held by the Custodian for the account of the Fund, except Securities maintained in a Securities Depository or Book-Entry System, shall be physically segregated from other Securities and non-cash property in the possession of the Custodian and shall be identified as subject to this Agreement.

3.2 Custody Account. The Custodian shall open and maintain in its trust department a custody account in the name of each Fund, subject only to draft or order of the Custodian, in which the Custodian shall enter and carry all Securities, cash and other assets of the Fund which are delivered to it.

3.3 Appointment of Agents. In its discretion, the Custodian may appoint, and at any time remove, any domestic bank or trust company, which has been approved by the Board of Trustees and is qualified to act as a custodian under the 1940 Act, as sub-custodian to hold Securities and cash of the Funds and to carry out such other provisions of this Agreement as it may determine, and may also open and maintain one or more banking accounts with such a bank or trust company (any such accounts to be in the name of the Custodian and subject only to its draft or order), provided, however, that the appointment of any such agent shall not relieve the Custodian of any of its obligations or liabilities under this Agreement.

3.4 Delivery of Assets to Custodian. The Fund shall deliver, or cause to be delivered, to the Custodian all of the Fund's Securities, cash and other assets, including (a) all payments of income, payments of principal and capital distributions received by the Fund with respect to such Securities, cash or other assets owned by the Fund at any time during the period of this Agreement, and (b) all cash received by the Fund for the issuance, at any time during such period, of Shares. The Custodian shall not be responsible for such Securities, cash or other assets until actually received by it.

3.5 Securities Depositories and Book-Entry Systems. The Custodian may deposit and/or maintain Securities of the Funds in a Securities Depository or in a Book-Entry System, subject to the following provisions:

                  (a) Prior to a deposit of Securities of the Funds in any Securities Depository or Book-Entry System, the Fund shall deliver to the Custodian a resolution of the Board of Trustees, certified by an Officer, authorizing and instructing the Custodian on an on-going basis to deposit in such Securities Depository or Book-Entry System all Securities eligible for deposit therein and to make use of such Securities Depository or Book-Entry System to the extent possible and practical in connection with its performance hereunder, including, without limitation, in connection with settlements of purchases and sales of Securities, loans of Securities, and deliveries and returns of collateral consisting of Securities. So long as such Securities Depository or Book-Entry System shall continue to be employed for the deposit of Securities of the Funds, the Trust shall annually re-adopt such resolution and deliver a copy thereof, certified by an Officer, to the Custodian.

                  (b) Securities of the Fund kept in a Book-Entry System or Securities Depository shall be kept in an account ("Depository Account") of the Custodian in such Book-Entry System or Securities Depository which includes only assets held by the Custodian as a fiduciary, custodian or otherwise for customers.

                  (c) The records of the Custodian and the Custodian's account on the books of the Book-Entry System and Securities Depository as the case may be, with respect to Securities of a Fund maintained in a Book-Entry System or Securities Depository shall, by book-entry, or otherwise identify such Securities as belonging to the Fund.

                  (d) If Securities purchases by the Fund are to be held in a Book-Entry System or Securities Depository, the Custodian shall pay for such Securities upon (i) receipt of advice from the Book-Entry System or Securities Depository that such Securities have been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund. If Securities sold by the Fund are held in a Book-Entry System or Securities Depository, the Custodian shall transfer such Securities upon (i) receipt of advice from the Book-Entry System or Securities depository that payment for such Securities has been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund.

                  (e) Upon request, the Custodian shall provide the Fund with copies of any report (obtained by the Custodian from a Book-Entry System or Securities Depository in which Securities of the Fund is kept) on the internal accounting controls and procedures for safeguarding Securities deposited in such Book-Entry System or Securities Depository.

                  (f) Anything to the contrary in this Agreement notwithstanding, the Custodian shall be liable to the Trust for any loss or damage to the Trust resulting (i) from the use of a Book-Entry System or Securities Depository by reason of any negligence or willful misconduct on the part of Custodian or any sub-custodian appointed pursuant to Section 3.3 above or any of its or their employees, or (ii) from failure of
                  Custodian or any such sub-custodian to enforce effectively such rights as it may have against a Book-Entry System or Securities Depository. At its election, the Trust shall be subrogated to the rights of the Custodian with respect to any claim against a Book-Entry System or Securities Depository or any other person for any loss or damage to the Funds arising from the use of such Book-Entry System or Securities Depository, if and to the extent that the Trust has been made whole for any such loss or damage.

3.6 Disbursement of Moneys from Custody Accounts. Upon receipt of Proper Instructions, the Custodian shall disburse moneys from a Fund Custody Account but only in the following cases:

                  (a) For the purchase of Securities for the Fund but only upon compliance with Section 4.1 of this Agreement and only (i) in the case of Securities (other than options on Securities, futures contracts and options on futures contracts), against the delivery to the Custodian (or any sub-custodian appointed pursuant to Section 3.3 above) of such Securities registered as provided in Section 3.9 below in proper form for transfer, or if the purchase of such Securities is effected through a Book-Entry System or Securities Depository, in accordance with the conditions set forth in Section 3.5 above; (ii) in the case of options on Securities, against delivery to the Custodian (or such sub-custodian) of such receipts as are required by the customs prevailing among dealers in such options; (iii) in the case of futures contracts and options on futures contracts, against delivery to the Custodian (or such sub-custodian) of evidence of title thereto in favor of the Trust or any nominee referred to in Section 3.9 below; and
                  (iv) in the case of repurchase or reverse repurchase agreements entered into between the Trust and a bank which is a member of the Federal Reserve System or between the Trust and a primary dealer in U.S. Government securities, against delivery of the purchased Securities either in certificate form or through an entry crediting the Custodian's account at a Book-Entry System or Securities Depository for the account of the Fund with such Securities;

                  (b) In connection with the conversion, exchange or surrender, as set forth in Section 3.7(f) below, of Securities owned by the Fund;

                  (c)  For  the  payment  of  any   dividends  or  capital  gain
                  distributions declared by the Fund;

                  (d) In payment of the redemption price of Shares as provided in Section 5.1 below;

                  (e) For the payment of any expense or liability incurred by the Trust, including but not limited to the following payments for the account of a Fund: interest; taxes; administration, investment management, investment advisory, accounting, auditing, transfer agent, custodian, trustee and legal fees; and other operating expenses of a Fund; in all cases, whether or not such expenses are to be in whole or in part capitalized or treated as deferred expenses;

                  (f) For transfer in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD, relating to compliance with rules of The Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Trust;

                  (g) For transfer in accordance with the provisions of any agreement among the Trust, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Trust;

                  (h) For the funding of any uncertificated time deposit or other interest-bearing account with any banking institution (including the Custodian), which deposit or account has a term of one year or less; and

                  (i) For any other proper purposes, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the amount and purpose of such payment, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom such payment is to be made.

3.7 Delivery of Securities from Fund Custody Accounts. Upon receipt of Proper Instructions, the Custodian shall release and deliver Securities from a Custody Account but only in the following cases:

                  (a) Upon the sale of Securities for the account of a Fund but only against receipt of payment therefor in cash, by certified or cashiers check or bank credit;

                  (b) In the case of a sale effected through a Book-Entry System or Securities Depository, in accordance with the provisions of
                  Section 3.5 above;

                  (c) To an Offeror's depository agent in connection with tender or other similar offers for Securities of a Fund; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

                  (d) To the issuer thereof or its agent (i) for transfer into the name of the Trust, the Custodian or any sub-custodian appointed pursuant to Section 3.3 above, or of any nominee or nominees of any of the foregoing, or (ii) for exchange for a different number of certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new Securities are to be delivered to the Custodian;

                  (e) To the broker selling Securities, for examination in accordance with the "street delivery" custom;

                  (f) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the issuer of such Securities, or pursuant to provisions for conversion contained in such Securities, or pursuant to any deposit agreement, including surrender or receipt of underlying Securities in connection with the issuance or cancellation of depository receipts; provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

                  (g)  Upon  receipt  of  payment   therefor   pursuant  to  any
                  repurchase or reverse repurchase agreement entered into by a Fund;

                  (h) In the case of warrants, rights or similar Securities, upon the exercise thereof, provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

                  (i) For delivery in connection with any loans of Securities of a Fund, but only against receipt of such collateral as the Trust shall have specified to the Custodian in Proper Instructions;

                  (j) For delivery as security in connection with any borrowings by the Trust on behalf of a Fund requiring a pledge of assets by such Fund, but only against receipt by the Custodian of the amounts borrowed;

                  (k)   Pursuant  to  any   authorized   plan  of   liquidation,
                  reorganization, merger, consolidation or recapitalization of the Trust or a Fund;

                  (l) For delivery in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD, relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Trust on behalf of a Fund;

                  (m) For delivery in accordance with the provisions of any agreement among the Trust on behalf of a Fund, the Custodian, and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Trust on behalf of a Fund; or

                  (n) For any other proper corporate purposes, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the Securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such Securities shall be made.

3.8 Actions Not Requiring Proper Instructions. Unless otherwise instructed by the Trust, the Custodian shall with respect to all Securities held for a Fund;

                  (a) Subject to Section 7.4 below, collect on a timely basis all income and other payments to which the Trust is entitled either by law or pursuant to custom in the securities business;

                  (b) Present for payment and, subject to Section 7.4 below, collect on a timely basis the amount payable upon all Securities which may mature or be called, redeemed, or retired, or otherwise become payable;

                  (c) Endorse for collection, in the name of the Trust, checks, drafts and other negotiable instruments;

                  (d) Surrender interim receipts or Securities in temporary form for Securities in definitive form;

                  (e) Execute, as custodian, any necessary declarations or certificates of ownership under the federal income tax laws or the laws or regulations of any other taxing authority now or hereafter in effect, and prepare and submit reports to the Internal Revenue Service ("IRS") and to the Trust at such time, in such manner and containing such information as is prescribed by the IRS;

                  (f) Hold for a Fund, either directly or, with respect to Securities held therein, through a Book-Entry System or Securities Depository, all rights and similar securities issued with respect to Securities of the Fund; and

                  (g) In general, and except as otherwise directed in Proper Instructions, attend to all non-discretionary details in connection with sale, exchange, substitution, purchase, transfer and other dealings with Securities and assets of the Fund.

3.9 Registration and Transfer of Securities. All Securities held for a Fund that are issued or issuable only in bearer form shall be held by the Custodian in that form, provided that any such Securities shall be held in a Book-Entry System for the account of the Trust on behalf of a Fund, if eligible therefor. All other Securities held for a Fund may be registered in the name of the Trust on behalf of such Fund, the Custodian, or any sub-custodian appointed pursuant to Section 3.3 above, or in the name of any nominee of any of them, or in the name of a Book-Entry System, Securities Depository or any nominee of either thereof; provided, however, that such Securities are held specifically for the account of the Trust on behalf of a Fund. The Trust shall furnish to the Custodian appropriate instruments to enable the Custodian to hold or deliver in proper form for transfer, or to register in the name of any of the nominees hereinabove referred to or in the name of a Book-Entry System or Securities Depository, any Securities registered in the name of a Fund.

3.10 Records. (a) The Custodian shall maintain, by Fund, complete and accurate records with respect to Securities, cash or other property held for the Trust, including (i) journals or other records of original entry containing an itemized daily record in detail of all receipts and deliveries of Securities and all receipts and disbursements of cash; (ii) ledgers (or other records) reflecting
(A) Securities in transfer, (B) Securities in physical possession, (C) monies and Securities borrowed and monies and Securities loaned (together with a record of the collateral therefor and substitutions of such collateral), (D) dividends and interest received, and (E) dividends receivable and interest accrued; and
(iii) canceled checks and bank records related thereto. The Custodian shall keep such other books and records of the Trust as the Trust shall reasonably request, or as may be required by the 1940 Act, including, but not limited to Section 3.1 and Rule 31a-1 and Rule 31a-2 promulgated thereunder.

(b) All such books and records maintained by the Custodian shall (i) be maintained in a form acceptable to the Trust and in compliance with rules and regulations of the Securities and Exchange Commission, (ii) be the property of the Trust and at all times during the regular business hours of the Custodian be made available upon request for inspection by duly authorized officers, employees or agents of the Trust and employees or agents of the Securities and Exchange Commission, and (iii) if required to be maintained by Rule 31a-1 under the 1940 Act, be preserved for the periods prescribed in Rule 31a-2 under the 1940 Act.

3.11 Fund Reports by Custodian. The Custodian shall furnish the Trust with a daily activity statement by Fund and a summary of all transfers to or from the Custody Account on the day following such transfers. At least monthly and from time to time, the Custodian shall furnish the Trust with a detailed statement, by Fund, of the Securities and moneys held for the Trust under this Agreement.

3.12 Other Reports by Custodian. The Custodian shall provide the Trust with such reports, as the Trust may reasonably request from time to time, on the internal accounting controls and procedures for safeguarding Securities, which are employed by the Custodian or any sub-custodian appointed pursuant to Section 3.3 above.

3.13 Proxies and Other Materials. The Custodian shall cause all proxies if any, relating to Securities which are not registered in the name of a Fund, to be promptly executed by the registered holder of such Securities, without indication of the manner in which such proxies are to be voted, and shall include all other proxy materials, if any, promptly deliver to the Trust such proxies, all proxy soliciting materials, which should include all other proxy materials, if any, and all notices to such Securities.

3.14 Information on Corporate Actions. Custodian will promptly notify the Trust of corporate actions, limited to those Securities registered in nominee name and to those Securities held at a Depository or sub-Custodian acting as agent for Custodian. Custodian will be responsible only if the notice of such corporate actions is published by the Financial Daily Card Service, J.J. Kenny Called Bond Service, DTC, or received by first class mail from the agent. For market announcements not yet received and distributed by Custodian's services, Trust will inform its custody representative with appropriate instructions. Custodian will, upon receipt of Trust's response within the required deadline, affect such action for receipt or payment for the Trust. For those responses received after the deadline, Custodian will affect such action for receipt or payment, subject to the limitations of the agent(s) affecting such actions. Custodian will promptly notify Trust for put options only if the notice is received by first class mail from the agent. The Trust will provide or cause to be provided to Custodian with all relevant information contained in the prospectus for any security which has unique put/option provisions and provide Custodian with specific tender instructions at least ten business days prior to the beginning date of the tender period.

                                   ARTICLE IV

                  PURCHASE AND SALE OF INVESTMENTS OF THE FUND

4.1 Purchase of Securities. Promptly upon each purchase of Securities for the Trust, Written Instructions shall be delivered to the Custodian, specifying (a) the name of the issuer or writer of such Securities, and the title or other description thereof, (b) the number of shares, principal amount (and accrued interest, if any) or other units purchased, (c) the date of purchase and settlement, (d) the purchase price per unit, (e) the total amount payable upon such purchase, and (f) the name of the person to whom such amount is payable. The Custodian shall upon receipt of such Securities purchased by a Fund pay out of the moneys held for the account of such Fund the total amount specified in such Written Instructions to the person named therein. The Custodian shall not be under any obligation to pay out moneys to cover the cost of a purchase of Securities for a Fund, if in the relevant Custody Account there is insufficient cash available to the Fund for which such purchase was made.

4.2 Liability for Payment in Advance of Receipt of Securities Purchased. In any and every case where payment for the purchase of Securities for a Fund is made by the Custodian in advance of receipt for the account of the Fund of the Securities purchased but in the absence of specific Written or Oral Instructions to so pay in advance, the Custodian shall be liable to the Fund for such Securities to the same extent as if the Securities had been received by the Custodian.

4.3 Sale of Securities. Promptly upon each sale of Securities by a Fund, Written Instructions shall be delivered to the Custodian, specifying (a) the name of the issuer or writer of such Securities, and the title or other description thereof,
(b) the number of shares, principal amount (and accrued interest, if any), or other units sold, (c) the date of sale and settlement (d) the sale price per unit, (e) the total amount payable upon such sale, and (f) the person to whom such Securities are to be delivered. Upon receipt of the total amount payable to the Trust as specified in such Written Instructions, the Custodian shall deliver such Securities to the person specified in such Written Instructions. Subject to the foregoing, the Custodian may accept payment in such form as shall be satisfactory to it, and may deliver Securities and arrange for payment in accordance with the customs prevailing among dealers in Securities.

4.4 Delivery of Securities Sold. Notwithstanding Section 4.3 above or any other provision of this Agreement, the Custodian, when instructed to deliver Securities against payment, shall be entitled, if in accordance with generally accepted market practice, to deliver such Securities prior to actual receipt of final payment therefor. In any such case, the Trust shall bear the risk that final payment for such Securities may not be made or that such Securities may be returned or otherwise held or disposed of by or through the person to whom they were delivered, and the Custodian shall have no liability for any of the foregoing.

4.5 Payment for Securities Sold, etc. In its sole discretion and from time to time, the Custodian may credit the relevant Custody Account, prior to actual receipt of final payment thereof, with (i) proceeds from the sale of Securities which it has been instructed to deliver against payment, (ii) proceeds from the redemption of Securities or other assets of the Trust, and (iii) income from cash, Securities or other assets of the Trust. Any such credit shall be conditional upon actual receipt by Custodian of final payment and may be reversed if final payment is not actually received in full. The Custodian may, in its sole discretion and from time to time, permit the Trust to use funds so credited to its Custody Account in anticipation of actual receipt of final payment. Any such funds shall be repayable immediately upon demand made by the Custodian at any time prior to the actual receipt of all final payments in anticipation of which funds were credited to the Custody Account.

4.6 Advances by Custodian for Settlement. The Custodian may, in its sole discretion and from time to time, advance funds to the Trust to facilitate the settlement of a Trust transactions on behalf of a Fund in its Custody Account. Any such advance shall be repayable immediately upon demand made by Custodian.

                                    ARTICLE V

                           REDEMPTION OF TRUST SHARES

Transfer of Funds. From such funds as may be available for the purpose in the relevant Custody Account, and upon receipt of Proper Instructions specifying that the funds are required to redeem Shares of a Fund, the Custodian shall wire each amount specified in such Proper Instructions to or through such bank as the Trust may designate with respect to such amount in such Proper Instructions. Upon effecting payment or distribution in accordance with proper Instruction, the Custodian shall not be under any obligation or have any responsibility thereafter with respect to any such paying bank.

                                   ARTICLE VI

                               SEGREGATED ACCOUNTS

Upon receipt of Proper Instructions, the Custodian shall establish and maintain a segregated account or accounts for and on behalf of each Fund, into which account or accounts may be transferred cash and/or Securities, including Securities maintained in a Depository Account,

                  (a) in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of the NASD (or any futures commission merchant registered under the Commodity Exchange
                  Act), relating to compliance with the rules of The Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures Trading commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Trust,

                  (b) for purposes of segregating cash or Securities in connection with securities options purchased or written by a Fund or in connection with financial futures contracts (or options thereon) purchased or sold by a Fund,

                  (c) which constitute collateral for loans of Securities made by a Fund,

                  (d) for purposes of compliance by the Trust with requirements under the 1940 Act for the maintenance of segregated accounts by registered investment companies in connection with reverse repurchase agreements and when-issued, delayed delivery and firm commitment transactions, and

                  (e) for other proper corporate purposes, but only upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Board of Trustees, certified by an Officer, setting forth the purpose or purposes of such segregated account and declaring such purposes to be proper corporate purposes.

                                   ARTICLE VII

                            CONCERNING THE CUSTODIAN

7.1 Standard of Care. The Custodian shall be held to the exercise of reasonable care in carrying out its obligations under this Agreement, and shall be without liability to the Trust for any loss, damage, cost, expense (including attorneys' fees and disbursements), liability or claim unless such loss, damages, cost, expense, liability or claim arises from negligence, bad faith or willful misconduct on its part or on the part of any sub-custodian appointed pursuant to
Section 3.3 above. The Custodian's cumulative liability within a calendar year shall be limited with respect to the Trust or any party claiming by, through or on behalf of the Trust for the initial and all subsequent renewal terms of this Agreement, to the lessor amount of (a) the actual damages sustained by the Trust, (actual damages for uninvested funds shall be the overnight Feds fund rate), or (b) to an amount not to exceed one-half of the net fees paid to the Custodian within the prior three calendar months. The Custodian shall be entitled to rely on and may act upon advice of counsel on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice. The Custodian shall promptly notify the Trust of any action taken or omitted by the Custodian pursuant to advice of counsel. The Custodian shall not be under any obligation at any time to ascertain whether the Trust is in compliance with the 1940 Act, the regulations thereunder, the provisions of the Trust's charter documents or by-laws, or its investment objectives and policies as then in effect.

7.2 Actual Collection Required. The Custodian shall not be liable for, or considered to be the custodian of, any cash belonging to the Trust or any money represented by a check, draft or other instrument for the payment of money, until the Custodian or its agents actually receive such cash or collect on such instrument.

7.3 No Responsibility for title, etc. So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received or delivered by it pursuant to this Agreement.

7.4 Limitation on Duty to Collect. Custodian shall not be required to enforce collection, by legal means or otherwise, of any money or property due and payable with respect to Securities held for the Trust if such Securities are in default or payment is not made after due demand or presentation.

7.5 Reliance Upon Documents and Instructions. The Custodian shall be entitled to rely upon any certificate, notice or other instrument in writing received by it and reasonably believed by it to be genuine. The Custodian shall be entitled to rely upon any Oral Instructions and/or any Written Instructions actually received by it pursuant to this Agreement.

7.6 Express Duties Only. The Custodian shall have no duties or obligations whatsoever except such duties and obligations as are specifically set forth in this Agreement, and no covenant or obligation shall be implied in this Agreement against the Custodian.

7.7 Cooperation. The Custodian shall cooperate with and supply necessary information, by the Trust, to the entity or entities appointed by the Trust to keep the books of account of the Trust and/or compute the value of the assets of the Trust. The Custodian shall take all such reasonable actions as the Trust may from time to time request to enable the Trust to obtain, from year to year, favorable opinions from the Trust's independent accountants with respect to the Custodian's activities hereunder in connection with (a) the preparation of the Trust's report on Form N-1A and Form N-SAR and any other reports required by the Securities and Exchange Commission, and (b) the fulfillment by the Trust of any other requirements of the Securities and Exchange Commission.

                                  ARTICLE VIII

                                 INDEMNIFICATION

8.1 Indemnification. The Trust shall indemnify and hold harmless the Custodian and any sub-custodian appointed pursuant to Section 3.3 above, and any nominee of the Custodian or of such sub-custodian from and against any loss, damage, cost, expense (including attorneys' fees and disbursements), liability (including, without limitation, liability arising under the Securities Act of 1933, the 1934 Act, the 1940 Act, and any state or foreign securities and/or banking laws) or claim arising directly or indirectly (a) from the fact that Securities are registered in the name of any such nominee, or (b) from any action or inaction by the Custodian or such sub-custodian (i) at the request or direction of or in reliance on the advice of the Trust, or (ii) upon Proper Instructions, or (c) generally, from the performance of its obligations under this Agreement or any sub-custody agreement with a sub-custodian appointed pursuant to Section 3.3 above or, in the case of any such sub-custodian, from the performance of its obligations under such custody agreement, provided that neither the Custodian nor any such sub-custodian shall be indemnified and held harmless from and against any such loss, damage, cost, expense, liability or claim arising from the Custodian's or such sub-custodian's negligence, bad faith or willful misconduct.

8.2 Indemnity to be Provided. If the Trust requests the Custodian to take any action with respect to Securities, which may, in the opinion of the custodian, result in the Custodian or its nominee becoming liable for the payment of money or incurring liability of some other form, the Custodian shall not be required to take such action until the Trust shall have provided indemnity therefor to the Custodian in an amount and form satisfactory to the Custodian.

                                   ARTICLE IX

                                  FORCE MAJEURE

Neither the Custodian nor the Trust shall be liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; strikes; epidemics; riots; power failures; computer failure and any such circumstances beyond its reasonable control as may cause interruption, loss or malfunction of utility, transportation, computer (hardware or software) or telephone communication service; accidents; labor disputes, acts of civil or military authority; governmental actions; or inability to obtain labor, material, equipment or transportation; provided, however, that the Custodian in the event of a failure or delay shall use its best efforts to ameliorate the effects of any such failure or delay. Notwithstanding the foregoing, the Custodian shall maintain sufficient disaster recovery procedures to minimize interruptions.

                                    ARTICLE X

                          EFFECTIVE PERIOD; TERMINATION

10.1 Effective Period. This Agreement shall become effective as of the date first set forth above and shall continue in full force and effect until terminated as hereinafter provided.

10.2 Termination. Either party hereto may terminate this Agreement by giving to the other party a notice in writing specifying the date of such termination, which shall be not less than ninety (90) days after the date of the giving of such notice. If a successor custodian shall have been appointed by the Board of Trustees, the Custodian shall, upon receipt of a notice of acceptance by the successor custodian, on such specified date of termination (a) deliver directly to the successor custodian all Securities (other than Securities held in a Book-Entry System or Securities Depository) and cash then owned by the Trust and held by the Custodian as custodian, and (b) transfer any Securities held in a Book-Entry System or Securities Depository to an account of or for the benefit of the Trust at the successor custodian, provided that the Trust shall have paid to the Custodian all fees, expenses and other amounts to the payment or reimbursement of which it shall then be entitled. Upon such delivery and transfer, the Custodian shall be relieved of all obligations under this Agreement. The Trust may at any time immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by regulatory authorities in the State of Ohio or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

10.3 Failure to Appoint Successor Custodian. If a successor custodian is not designated by the Trust on or before the date of termination specified pursuant to Section 10.1 above, then the Custodian shall have the right to deliver to a bank or trust company of its own selection, which is (a) a "Bank" as defined in the 1940 Act, (b) has aggregate capital, surplus and undivided profits as shown on its then most recent published report of not less than $25 million, and (c) is doing business in New York, New York, all Securities, cash and other property held by Custodian under this Agreement and to transfer to an account of or for the Trust at such bank or trust company all Securities of the Trust held in a Book-Entry System or Securities Depository. Upon such delivery and transfer, such bank or trust company shall be the successor custodian under this Agreement and the Custodian shall be relieved of all obligations under this Agreement. If, after reasonable inquiry, Custodian cannot find a successor custodian as contemplated in this Section 10.3, then Custodian shall have the right to deliver to the Trust all Securities and cash then owned by the Trust and to transfer any Securities held in a Book-Entry System or Securities Depository to an account of or for the Trust. Thereafter, the Trust shall be deemed to be its own custodian with respect to the Trust and the Custodian shall be relieved of all obligations under this Agreement.

                                   ARTICLE XI

                            COMPENSATION OF CUSTODIAN

The Custodian shall be entitled to compensation as agreed upon from time to time by the Trust and the Custodian. The fees and other charges in effect on the date hereof and applicable to the Funds are set forth in Exhibit B attached hereto.

                                   ARTICLE XII

                             LIMITATION OF LIABILITY

The Trust is a business trust organized under and under a Declaration of Trust, to which reference is hereby made a copy of which is on file at the office of the Secretary of State of as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of the Trust entered into in the name of the Trust or on behalf thereof by any of the Trustees, officers, employees or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, officers, employees, agents or shareholders of the Trust or the Funds personally, but bind only the assets of the Trust, and all persons dealing with any of the Funds of the Trust must look solely to the assets of the Trust belonging to such Fund for the enforcement of any claims against the Trust.

                                  ARTICLE XIII

                                     NOTICES

Unless otherwise specified herein, all demands, notices, instructions, and other communications to be given hereunder shall be in writing and shall be sent or delivered to The receipt at the address set forth after its name herein below:

                  To the Trust:
                  =============
                  ___________________________
                  ___________________________
                  ___________________________
                  Attn:
                  Telephone: ( )_____________________
                  Facsimile: ( )_____________________
                  To the Custodian:
                  Fifth Third Bank
                  38 Fountain Square Plaza
                  Cincinnati, Ohio 45263
                  Attn: Area Manager - Trust Operations
                  Telephone: (513) 579-5300
                  Facsimile: (513) 579-4312
or at such other address as either party shall have provided to the other by notice given in accordance with this Article XIII. Writing shall include
transmission  by  or  through  teletype,   facsimile,  central  processing  unit
connection, on-line terminal and magnetic tape.

                                   ARTICLE XIV

                                  MISCELLANEOUS

14.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

14.2 References to Custodian. The Trust shall not circulate any printed matter which contains any reference to Custodian without the prior written approval of Custodian, excepting printed matter contained in the prospectus or statement of additional information or its registration statement for the Trust and such other printed matter as merely identifies Custodian as custodian for the Trust. The Trust shall submit printed matter requiring approval to Custodian in draft form, allowing sufficient time for review by Custodian and its counsel prior to any deadline for printing.

14.3 No Waiver. No failure by either party hereto to exercise and no delay by such party in exercising, any right hereunder shall operate as a waiver thereof. The exercise by either party hereto of any right hereunder shall not preclude the exercise of any other right, and the remedies provided herein are cumulative and not exclusive of any remedies provided at law or in equity.

14.4 Amendments. This Agreement cannot be changed orally and no amendment to this Agreement shall be effective unless evidenced by an instrument in writing executed by the parties hereto.

14.5 Counterparts. This Agreement may be executed in one or more counterparts, and by the parties hereto on separate counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

14.6 Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby.

14.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by either party hereto without the written consent of the other party hereto.

14.8 Headings. The headings of sections in this Agreement are for convenience of reference only and shall not affect the meaning or construction of any provision of this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered in its name and on its behalf by its representatives thereunto duly authorized, all as of the day and year first above written.

ATTEST:                                        FIFTH THIRD/ MAXUS LAUREATE FUND


_______________________________           By: _________________________________

                                          Its: ________________________________


                                                       FIFTH THIRD BANK

ATTEST:

_______________________________           By: _________________________________

                                          Its: ________________________________
Dated: January 2, 2001

                                    EXHIBIT A
                        TO THE CUSTODY AGREEMENT BETWEEN
                        FIFTH THIRD/ MAXUS LAUREATE FUND
                              AND FIFTH THIRD BANK
                                 January 2, 2001

                                             FIFTH THIRD/ MAXUS LAUREATE FUND


                                       By: ____________________________________

                                       Its: ___________________________________


                                                   FIFTH THIRD BANK



                                        By: ___________________________________

                                        Its: __________________________________
Dated: January 2, 2001

                                    EXHIBIT B
                        TO THE CUSTODY AGREEMENT BETWEEN
                         FIFTH THIRD/MAXUS LAUREATE FUND
                              AND FIFTH THIRD BANK
                                 January 2, 2001
                               AUTHORIZED PERSONS

Set forth below are the names and specimen signatures of the persons authorized by the Trust to Administer each Custody Account.


               Name                                  Signature

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

 --------------------------------     ---------------------------------------

                              SIGNATURE RESOLUTION

RESOLVED, That all of the following officers of Fifth Third/ Maxus Laureate Fund and any of them, namely the Chairman, President, Vice President, Secretary and Treasurer, are hereby authorized as signers for the conduct of business for and on behalf of the Funds with FIFTH THIRD BANK:

_______________________________    CHAIRMAN    _________________________________

_______________________________    PRESIDENT   _________________________________

_______________________________ VICE PRESIDENT _________________________________

_______________________________ VICE PRESIDENT _________________________________

_______________________________ VICE PRESIDENT _________________________________

_______________________________ VICE PRESIDENT _________________________________

_______________________________    TREASURER   _________________________________

_______________________________    SECRETARY   _________________________________

In addition, the following Assistant Treasurer is authorized to sign on behalf of the Trust for the purpose of effecting securities transactions:
ASSISTANT TREASURER ____________________________________
The undersigned officers of Fifth Third/Maxus Laureate Fund hereby certify that the foregoing is within the parameters of a Resolution adopted by Trustees of the Trust in a meeting held November 28, 2000, directing and authorizing preparation of documents and to do everything necessary to effect the Custody Agreement between Fifth Third/ Maxus Laureate Fund and FIFTH THIRD BANK.

                                       By: ____________________________________

                                       Its: ___________________________________

                                    EXHIBIT C
                        TO THE CUSTODY AGREEMENT BETWEEN
                              AND FIFTH THIRD BANK
                                 January 2, 2001
                        MUTUAL FUND CUSTODY FEE SCHEDULE

                            Custody Fee Schedule For Fifth Third/ Maxus Family
Of Funds Fifth Third Bank as Custodian, will receive monthly compensation for services according to the terms of the following Schedule:

 I.       Portfolio Transaction Fees:
 (a) For each repurchase agreement transaction $7.00
 (b) For each portfolio  transaction  processed  through DTC or Federal  Reserve
     $9.00
 (c) For each portfolio transaction processed through our New York custodian $25.00
 (d) For each  GNMA/Amortized  Security Purchase $16.00
 (e) For each  GNMA  Prin/lnt  Paydown,  GNMA  Sales  $8.00
 (f) For each  option/future contract  written,  exercised or expired $40.00
 (g) For each  Cedel/EURO  clear transaction $80.00
 (h) For each Disbursement (Fund expenses only) $5.00

 A transaction is a purchase/sale of a security, free receipt free delivery (excludes initial conversion). maturity. tender or exchange:

 II. Market Value Fee  (Collective  for all funds)
 Based upon an annual rate of:
 .0004 (4 Basis  Points) on First $10 Million
 .0003 (3 Basis Points) on Next $20 Million
 .0002 (2 Basis Points) on Next $20 Million
 .00015 (1.5 Basis Points) on Balance

III.      Monthly Minimum Fee-Per Fund (Collective for all funds) $1,200.00

IV.       Out-of-Pocket Expenses
The only out-of-pocket expenses charged to your account will be shipping fees or transfer fees.

V.       Earnings Credits
On a monthly basis any earnings credits generated from uninvested custody balances will be applied against any cash management service fees generated. Earnings credits are based on the average yield on the 91 day U.S.
Treasury Bill for the preceding thirteen weeks less the 10% reserve.



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Fifth Third Bank Cash Management Fee Schedule For The Maxus Family of Funds

------------------------------------ -------------- ---------------------------
Service                              Unit Cost      Month Cost
------------------------------------ -------------- ---------------------------
D.D.A. Account Maintenance                          $12.00
------------------------------------ -------------- ---------------------------
Deposits                             .37
------------------------------------ -------------- ---------------------------
Deposited Items                      .105
------------------------------------ -------------- ---------------------------
Checks Paid                          .159
------------------------------------ -------------- ---------------------------
Balance Reporting-p .c. Access                      50.00
------------------------------------ -------------- ---------------------------
ACH Transaction                      .085
------------------------------------ -------------- ---------------------------
ACH Monthly Maintenance                             40.00
------------------------------------ -------------- ---------------------------
Controlled Disbursement (1st                        110.00
Account)
------------------------------------ -------------- ---------------------------
Each additional account                             25.00
------------------------------------ -------------- ---------------------------
Deposited Items Returned             5.00
------------------------------------ -------------- ---------------------------
NSF                                  20.00
------------------------------------ -------------- ---------------------------
Data Transmission per account        110.00
------------------------------------ -------------- ---------------------------
Data Capture*                        .10
------------------------------------ -------------- ---------------------------
Drafts Cleared                       .179
------------------------------------ -------------- ---------------------------
Lockbox Maintenance**                               55.00
------------------------------------ -------------- ---------------------------
Lockbox items Processed (with copy   .32
of check)
------------------------------------ -------------- ---------------------------
(without copy of check)              .24
------------------------------------ -------------- ---------------------------
Wires Outgoing (Repetitive)          10.00
------------------------------------ -------------- ---------------------------
(Non-Repetitive)                     11.00
------------------------------------ -------------- ---------------------------
Incoming (With Notification)         10.00
------------------------------------ -------------- ---------------------------
PC -initiated wire (outgoing)        8.50
------------------------------------ -------------- ---------------------------
(Non-Repetitive)                     9.00
------------------------------------ -------------- ---------------------------
Stop Payments                        20.00
------------------------------------ -------------- ---------------------------


***Uncollected Charge Fifth Third Bank Prime Rate as of first of Month plus 4% * Price can vary depending upon what information needs to be captured
* * With the use of Lockbox the collected balance in the demand deposit account will be significantly increased and therefore earnings to offset cash management service fees will be maximized-
*** Fees for uncollected balances are figured on the monthly average of all combined accounts.



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                                   Exhibit J

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use in this Post-effective Amendment No. 9 to the Registration Statement for Fifth Third/Maxus Laureate Fund of all references to our firm included in or made a part of this Amendment.





McCurdy & Associates CPA's, Inc.
______________, 2001


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                         FIFTH THIRD MAXUS LAUREATE FUND
        AMENDED AND RESTATED DISTRIBUTION AND SHAREHOLDER SERVICING PLAN
                             (Investor Shares Only)


         WHEREAS, Fifth Third Maxus Laureate Fund (the "Trust") engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

         WHEREAS, the Trust is comprised of the series set forth on Schedule 1, as such schedule is revised from time to time (each, a "Portfolio"); and

         WHEREAS, the shares of each Portfolio are divided into two classes, namely, Investor Shares and Institutional Shares; and

         WHEREAS, the Trust desires to adopt this Plan pursuant to Rule 12b-1 under the Act, and the Trust's Board has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Portfolios and holders of the Investor Shares; and

         WHEREAS, the Trust engages BISYS Fund Services Limited Partnership (the "Distributor") as distributor for the Portfolios' shares (the "Shares") pursuant to a Distribution Agreement dated as of the date hereof.

         NOW, THEREFORE, the Trust hereby adopts, and the Distributor hereby agrees to the terms of, this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

         1.       (a)    Each Portfolio  shall pay the Distributor a shareholder
                         servicing and distribution fee at the annual rate of .50% of the average daily net assets of the Investor
                         Shares of such Portfolio.

                  (b) Such fee will be used by the Distributor to make payments for administration, shareholder services and distribution assistance for holders of Investor Shares, including, but not limited to (i) compensation to securities dealers and other persons and organizations (collectively, "Service Organizations"), for providing distribution assistance with respect to Investor Shares, (ii) compensation to Service Organizations for providing administration, accounting and other shareholder services with respect to Investor Shares, and (iii) otherwise promoting the sale of Investor Shares, including paying for preparation of advertising and sales literature and the printing and distribution of such materials to prospective investors. The Trust shall determine the third parties to whom such payments will be made, the amounts to be paid to such third parties and the basis on which such payments will be made. Payments to a third party are subject to compliance by the third party with the terms of any related Plan agreement between the third party and the Distributor.

                  (c) For the purposes of determining the fees payable under this Plan, the value of each Portfolio's net assets shall be computed in the manner specified in the Trust's charter documents as then in effect for the computation of the value of such Portfolio's net assets.

         2. As respects each Portfolio, this Plan shall not take effect until it, together with any related agreement, has been approved by vote of a majority of both (a) the Trust's Board and (b) those Trustees who are not "interested persons" of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related Agreement.

         3. As respects each Portfolio, this Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

         4. The Distributor shall provide to the Trust's Board and the Board shall review, at least quarterly, a written report of amounts paid hereunder and the purposes for which they were made.

         5. As respects each Portfolio, this Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Investor Shares of such Portfolio.

         6. This Plan may not be amended as to any Portfolio to increase materially the amount of compensation payable pursuant to paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Investor Shares of such Portfolio. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

         7. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustee who are not such interested persons.

         8. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

         9. This Plan may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The name MaxFund Trust is the designation of the Trustees for the time being under an Amended and Restated Declaration of Trust dated January 12, 1998, as amended from time to time, and all persons dealing with the Trust must look solely to the property of the Trust for enforcement of any claims against the Trust as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust.

         IN WITNESS WHEREOF, the Trust, on behalf of the Portfolios, and the Distributor have executed this Plan as of the date set forth below.

Dated: January 2, 2001

                                         FIFTH THIRD MAXUS LAUREATE FUND



                                         By: /s/Richard A. Barone
                                             Richard A. Barone, Chairman



                                            BISYS FUND SERVICES LIMITED
                                                   PARTNERSHIP

                                         By: BISYS Fund Services, Inc.,
                                                its General Partner

                                         By: ___________________________________
                                         Its:___________________________________

                                   SCHEDULE 1
                                   PORTFOLIOS


                         Fifth Third Maxus Laureate Fund